ARS


03056704

Virtual Instrumentation


National Instruments National Instruments National Instruments
ni.com
National Instruments National Instruments National Instruments National Instruments

Revolutionizing Measurement and Automation

2002 Annual Report

NATIONAL INSTRUMENTS

2002 Revenue

$391 Million



$400
$350
$300
$250
$200
$150
$100
$50
$0
Net Revenue in Millions
'77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

"Our execution on new products and new opportunities enabled us to return National Instruments to double-digit growth in the second half of 2002 despite the stagnant economy."

Dr. James Truchard

Sequential Sales by Quarter (Millions)



108
98
85.1
94.4
94.7
94
96
107
Q1 '01 Q2 '01 Q3 '01 Q4 '01 Q1 '02 Q2 '02 Q3 '02 Q4 '02

Continued Investment in People



2,511
1,067
2,849
1,226
3,008
1,360
Total Number of Employees
Engineers
2000
2001
2002

Investment in R&D (Millions)



$35
$46
$56
$61
$64
'98 '99 '00 '01 '02

Net Income (Millions)



13.9
9.4
5.7
7.3
7.4
7.4
6.7
10.0
Q1 '01 Q2 '01 Q3 '01 Q4 '01 Q1 '02 Q2 '02 Q3 '02 Q4 '02



To Our Shareholders and Friends

Throughout our history, NI has delivered long-term value to shareholders. While 2002 was another challenging year for the industrial economy, I believe we executed very well. Our increased R&D investments paid off with many exciting and successful new products. We effectively managed our expenses, delivered solid profitability, generated strong cash flow from operations, and delivered the 25th year of growth in the company's 26-year history.

Our Mission

Our mission is to create innovative computer-based products that improve everyday life by improving technology. Our customers are scientists, engineers, and technology professionals in a range of industries, who use our measurement and automation tools to research, design, build, test, automate, and improve a wide array of products and services. With our innovative software and hardware tools, we give our customers a better solution for measuring and automating the world around them. Our strategy is to innovate, constantly improve, and deliver a steady stream of new products that provide higher value to our customers and increase our business opportunities.

Our vision is to revolutionize the measurement and automation industry through virtual instrumentation, an innovative approach NI pioneered and continues to lead. With virtual instrumentation, we leverage off-the-shelf, mainstream computer technologies and add our own innovative modular hardware and software products, such as our flagship LabVIEW™ product family, to create powerful computer-based instrumentation solutions. Our approach empowers customers to easily build solutions that are open, flexible, and user-defined, rather than rely on closed, fixed-function, vendor-defined traditional instrumentation. With virtual instrumentation, our customers can save time and money and achieve higher performance solutions.

Our Results

Our sales for 2002 were $391 million, up $6 million from the $385 million in revenue we saw in 2001. I am pleased with our performance, especially with our execution in new product R&D and expense management. We delivered solid profitability in each quarter and for the year, and our performance relative to our competitors shows that we gained market share.

The diversity of our business – across geographies, industries, customers, and applications – is a key factor in our long track record of success. In 2002, we sold products to more than 25,000 different companies in more than 80 countries around the world, and no single industry accounted for more than 10 percent of our total revenue.

Throughout 2002, broad-based metrics such as U.S. industrial production and the Institute of Supply Management's Purchasing Managers Index indicated that the U.S. industrial economy was no longer deteriorating as rapidly as it did in 2001. However, it also showed the economy was not yet improving significantly. While our revenue in the first half of 2002 was down year-over-year, the success of our many new products drove 13 percent year-over-year growth in the second half of the year. We believe this shows that even in a stagnant industrial economy, our increased investment in R&D has begun to pay off. In 2002, our business returned to the seasonal pattern we have historically seen, with the exception of 2001. Revenues for the first three quarters were relatively flat sequentially, with Q4 increasing a solid 11 percent sequentially over Q3.

Our Product Mix

When our company was founded 26 years ago, we started by building a leadership position in instrument control products (GPIB and VXI) that allow computers to control traditional instruments made by other vendors. Today, these instrument control products have established a mature market position and their sales generally correlate to the number of traditional instruments sold by other vendors. In 2001, sales from traditional instrument suppliers plummeted with the economic downturn, and sales of our instrument control products followed suit.

In 2002, sales of our instrument control products continued dropping on a year-over-year basis in the first half of the year and then were basically flat sequentially throughout the second half of 2002 – reflecting the somewhat stabilized but continued soft demand for traditional instruments from other vendors. In 2002, our instrument control products represented about 19 percent of our overall revenue, down from 27 percent of revenue in 2000 and 35 percent of revenue in 1997.

The majority of our business today is from our newer computer-based virtual instrumentation product platforms, including our LabVIEW, LabVIEW Real-Time, DIAdem™ and TestStand™ software products, as well as our PXI modular instrumentation, FieldPoint™ distributed data collection, and machine vision products. Sales of these virtual instrumentation products, which represent a lower-cost alternative to traditional solutions, increased from 73 percent of our overall revenue in 2000 to more than 80 percent of our revenue in 2002, and they delivered solid growth in 2002.

Our New Products

Throughout our history, a key to our success has been the regular introduction of innovative new products which strengthen our core business, while at the same time expanding our market opportunities. In 2001 and 2002, as many companies reduced investments in response to the weak industrial economy, we continued to increase our investment in new product R&D.

This investment paid off with many exciting new products that helped drive our double-digit growth in the second half of 2002. Our new PXI-based 6½-Digit FlexDMM™ instrument increased our measurement accuracy by a factor of 10, and our PXI-based RF Signal Analyzer increased the frequencies we can measure by a factor of almost 30 – from 100 MHz up to 2.7 GHz. These products both feature revolutionary architectures that deliver dramatic performance and cost advantages compared to traditional approaches. They expand our served available market, and both received strong positive reaction from trade press and industry experts around the world. Most importantly, our customer's success with these products helped drive continued strong growth and record sales for our PXI platform in 2002.

In Q4 we introduced a major enhancement to our fast-growing FieldPoint distributed data collection platform with our Compact FieldPoint family of more than 20 new products. Compact FieldPoint gives our customers an even smaller, more rugged platform that further extends the reach of LabVIEW into extremely harsh industrial environments on factory floors, within industrial machines, and in remote locations. This expands the number of industrial applications we can pursue, and positive customer reaction resulted in record sales and strong growth in FieldPoint sales in Q4.

In late 2002 we shipped the first version of our new LabVIEW FPGA Pioneer System. Building on the tremendous success of LabVIEW Real-Time, LabVIEW FPGA is an ambitious new initiative that empowers customers to compile and embed their LabVIEW applications directly inside FPGA chips by using our revolutionary new architecture for reconfigurable I/O hardware. Executing LabVIEW programs directly in silicon increases I/O performance and allows us to target a much broader range of embedded and distributed applications. Though we are just getting started, we are very pleased that early LabVIEW FPGA users have easily implemented systems that are very difficult to create with traditional tools.

Our New Opportunities

Many of our latest product introductions give us a strong technology advantage that has increased our success in penetrating key new application areas. For example, we saw strong growth throughout 2002 in sales of PXI and FieldPoint systems for real-time, embedded, and distributed industrial applications, especially in the military, aerospace, and automotive industries. We also had continued success with PXI penetrating high volume consumer electronics manufacturing applications. With our new LabVIEW FPGA Pioneer Program, lead customers in military, aerospace, automotive, and other industries are already building ultrahigh-performance solutions that go far beyond the capabilities of our previous products. We also made significant progress in extending the use of our flagship LabVIEW software platform throughout the design chain, through initiatives such as integrating LabVIEW with DSP system design tools from Texas Instruments and embedding LabVIEW directly inside new oscilloscopes from Tektronix.

In Q4 of 2002, we increased our sales and marketing investments almost 20 percent from Q2 to aggressively launch and promote our new products, and we are excited about our success. I am very pleased with the execution in our sales and marketing organizations, especially in driving strong initial sales of our new products. With the significant increase in our number of R&D engineers over the last two years, we have many more exciting new products in the pipeline for 2003 and beyond.

Our Finances

Our employees did an outstanding job managing expenses and executing on strategic investments in 2002. For the year, our selling, general, and administrative expenses were flat, while our R&D investment was up five percent. This left our total expenses up four percent compared to 2001. At the same time, we maintained our strategy of focusing investment in R&D and our sales channel, ending 2002 with 1,360 engineers, up 27 percent from December 2000. Total headcount on December 31, 2002 was 3,008, up six percent from 2001 and up 20 percent, or approximately 500 people, from the end of 2000. This demonstrates our continued commitment to funding sustained company growth.

In 2002 we saw a large variation in our patent litigation expenses compared to 2001. In 2001 we recorded a $1.2 million gain from the settlement of a case, and in 2002 we incurred a $4.7 million expense related to our patent suit against The MathWorks, Inc. This resulted in a $5.9 million increase in litigation expenses. Excluding this swing, our full year operating expense growth would have been only 1.6 percent.

Our suit against The MathWorks was successful. The jury upheld the validity of our LabVIEW patents, found that certain products from The MathWorks infringed on our patents, and awarded us $3.5 million in damages. This victory demonstrates our commitment to and success in protecting our intellectual property. At the end of 2002, we had a total of 186 issued patents and 230 applications pending.

For 2002 we had $49 million in cash flow from operations. Our capital expenditures for the year were $31 million, down significantly from the $65 million we spent in 2001. We completed our 379,000 square-foot R&D headquarters on our Austin campus and successfully ramped up production at our Hungarian manufacturing facility. We expect our capital expenditures to decline significantly in 2003 and are currently budgeting approximately $18 million. Our 32 percent effective tax rate in 2001 was reduced to 28 percent in 2002, and we expect further reduction to 26 percent in 2003.

Our Culture

I am very proud that for the fourth consecutive year, *FORTUNE* magazine named NI among its 100 Best Companies to Work For. Keeping NI an innovative, rewarding, and fun place to work is a commitment we take very seriously, and we met the challenge again in 2002 by keeping our focus on the success of our employees and our customers. I want to personally thank all of our employees for their dedication and contribution to National Instruments success, and I am honored to know that they continue to enjoy working here as much as I do. I would also like to thank our Board of Directors for their guidance in building our visionary company.

Our Future

I congratulate and thank our customers, shareholders, employees, and suppliers for their support during 2002. While the economy has made the past two years very challenging, the strong profitability of our business model enabled us to substantially increase our investments in R&D, as well as strategic sales and marketing initiatives, and I believe those investments have begun to pay off.

In 2002 we completed our world-class manufacturing facility in Hungary, built our new R&D center, bringing 2,000 Austin employees together on one corporate campus, delivered record-breaking success at NIWeek™ and released ground-breaking new products that significantly expand the boundaries of virtual instrumentation and our future opportunities. Our execution on new products and new opportunities enabled us to return National Instruments to double-digit growth in the second half of 2002 despite the stagnant economy.

As we enter 2003, our primary challenge is to continue to increase our growth rate. We are excited about the success of our latest products, and we are determined to build on that success going forward. We will continue to invest aggressively, expand our market opportunities, and execute on our core vision for virtual instrumentation. We are determined to continue to innovate, execute effectively, and deliver long-term value to our shareholders.

Dr. James Truchard,



President, CEO, and Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ~~10-K~~ AR/S

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 0-25426

NATIONAL INSTRUMENTS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**74-1871327**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
11500 North Mopac Expressway Austin, Texas	**78759**
(address of principal executive offices)	(zip code)

Registrant's telephone number, including area code:
(512) 338-9119

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an acceletated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the registrant at the close of business on January 22 2003, was $935,589,198 based upon the last sales price reported for such date on the NASDAQ National Market. For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the registrant as of December 31, 2002 have been excluded in that such persons may be deemed to be affiliates. This determination is not necessarily conclusive.

At the close of business on January 22, 2003, registrant had outstanding 51,101,102 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement for the Annual Meeting of Stockholders to be held on May 13, 2003 (the "Proxy Statement").

PART I

This Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements, including statements regarding our strategy, products, product development efforts and financial performance, are subject to risks and uncertainties. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors including those set forth under the heading "Factors affecting the Company's Business" beginning on page 27, and elsewhere in this Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

ITEM 1. BUSINESS

National Instruments Corporation (the "Company" or "National Instruments") is a leading supplier of measurement and automation products that engineers and scientists use in a wide range of industries. These industries are spread across a large and diverse market for test and measurement ("T&M") and industrial automation ("IA") applications. The Company provides flexible application software and modular, multifunction hardware that users combine with industry-standard computers, networks and the Internet to create measurement and automation systems, which the Company also refers to as "virtual instruments."

A virtual instrument is a user-defined measurement and automation system that consists of an industry standard computer or workstation (which may be a mainstream general-purpose computer or workstation or a version of an industry standard computer or workstation that is specially designed and packaged for harsh industrial or embedded environments), equipped with the Company's user-friendly application software, cost-effective hardware and driver software. Virtual instrumentation represents a fundamental shift from traditional hardware-centered instrumentation systems to software-centered systems that exploit the computational, display, productivity and connectivity capabilities of computers, networks and the Internet. Because virtual instruments exploit these computation, connectivity, and display capabilities, users can define and change the functionality of their instruments, rather than being restricted by fixed-functions imposed by traditional instrument vendors. The Company's products empower users to monitor and control traditional instruments, create innovative computer-based systems that can replace traditional instruments at a lower cost, and develop systems that integrate measurement functionality with industrial automation. The Company believes that giving users flexibility to create their own user-defined virtual instruments for an increasing number of applications in a wide variety of industries, and letting users leverage the latest technologies from computers, networking and communications shortens system development time and reduces both short- and long-term costs of developing, owning and operating measurement and automation systems, and improves efficiency and precision of applications spanning research, design, production and service.

The Company is based in Austin, Texas and was incorporated under the laws of the State of Texas in May 1976 and was reincorporated in Delaware in June 1994. On March 13, 1995, the Company completed an initial public offering of shares of its Common Stock. The Company's Common Stock, $0.01 par value, is quoted on the NASDAQ National Market System under the trading symbol NATI.

Industry Background

Engineers and scientists have long used instruments to observe, better understand and manage the real-world phenomena, events and processes related to their industries or areas of expertise. Instruments measure and control electrical signals, such as voltage, current and power, and physical phenomena, such as temperature, pressure, speed, flow, volume, torque and vibration. Common instruments include voltmeters, signal generators, oscilloscopes, dataloggers, spectrum analyzers, cameras, and temperature and pressure monitors and controllers. Instruments generally perform three basic functions: data acquisition and control; data analysis; and presentation of results. Instruments are used pervasively in research, education, manufacturing and service applications in numerous fields including electronics, automotive, aerospace, telecommunications, medical research and pharmaceutical, semiconductor and petrochemical.

Instruments and systems are used to facilitate research as well as product design, production and service. In research and development settings, scientists and engineers use instruments and systems to collect and analyze experimental data and simulate manufacturing processes or techniques. In manufacturing environments, engineers use instruments and systems to test and verify the proper operation of the products being manufactured and to monitor and control the manufacturing machines and processes. In service contexts, instruments and systems are used to monitor, troubleshoot and repair products and processes.

Traditional Instrument Applications for Measurement and Automation

Instrument applications can be generally categorized as either T&M or IA. T&M applications generally involve testing during the design, manufacture and service of a wide variety of products. IA applications generally involve automating the machinery and processes used in the production and distribution of a wide variety of products and materials.

A typical T&M instrument is a stand-alone unit that has input, output and analysis capabilities; knobs, switches and push buttons for user operation; and gauges, meters or other displays for visual data presentation. Traditionally, most T&M instruments were vendor-defined, fixed-function devices designed to address specific applications. As a result, users had limited flexibility to adapt their instruments to changing requirements. In the 1960's, vendors began to incorporate integrated circuits, including programmable microcontrollers, to increase instrument flexibility. In the mid-1970's, the General Purpose Interface Bus ("GPIB" or "IEEE 488") was developed as a standard interface to connect instruments to external computers. The first computer controllers for GPIB instruments were based on proprietary hardware architectures. In the later 1970's, some minicomputers with general purpose but complex operating systems were equipped for GPIB instrument control. In the early 1980's, personal computers with limited processing power equipped with MS-DOS, a standard, character-based operating system, began replacing minicomputers as the preferred platforms for instrument control applications. In the 1990s, personal computers with Windows operating systems and graphics-based application software grew in popularity and became the dominant platforms for instrument control applications. In the late 1990s, connectivity to the Internet and the ability for personal computers to integrate and share data throughout the enterprise further increased the popularity and use of PC-based instrumentation systems, and new web-enabled tools enabled users to begin to easily leverage the Internet for networked and distributed measurement applications. In the early 2000's, as mainstream PCs continued their dramatic increase in processor performance, memory, storage, and display capabilities at ever lower prices, improvements in PC operating systems also increased reliability, stability, and network connectivity. These improvements, combined with add-on products such as the Company's LabVIEW Real-Time Software and associated hardware, enabled industry standard PCs to be used in a wider range of T&M applications.

IA systems have long included mechanical devices, analog gauges and meters, and since the 1960's, have also included electronic instruments such as data loggers and strip chart recorders. In the 1970's, programmable logic controllers ("PLCs"), special-purpose, proprietary stand-alone industrial computers, were introduced and were used primarily for "discrete" manufacturing applications such as automobile assembly. PLCs have traditionally had primitive operator interface panels incorporating buttons, lights and indicators. In parallel, sophisticated instrumentation systems called distributed control systems ("DCSs") were also adopted to provide computer control of large-scale continuous processes, such as those found in oil refineries. DCSs integrated a variety of sensors and control elements using both analog and digital connections, all controlled by a central computer running proprietary software. In the mid-1980's, another approach became available when industrial PC-based IA systems came into use. These early PC-based systems generally ran proprietary, vendor-defined software and incorporated plug-in data acquisition boards or interfaced to PLCs. In the 1990's, Ethernet networks grew in popularity as a standard for connectivity between IA devices, instruments, and systems, and personal computers with high-speed processors running Windows based operating systems. In addition, graphics-based application software grew in popularity as platforms for supervision and control of IA systems and applications. Finally, just as in T&M applications, in the late 1990's connectivity to the Internet enabled users to leverage networked applications via the internet. In the early 2000's, industry standard PC technologies began to migrate beyond traditional desktop and laptop computer form factors into a wide variey of industrial and embedded form factors. As a result, PC technologies designed for harsh industrial environments began to replace traditional proprietary solutions in industrial and embedded applications where the computer itself resides inside industrial machines and processes to provide embedded real-time monitoring and control.

Limitations of Traditional Approaches to Instrumentation

Instruments and systems for both T&M and IA applications have historically shared common limitations, including: fixed, vendor-defined functionality; proprietary, closed architectures that were generally difficult to program and integrate with other systems; and inflexible operator interfaces that were usually cumbersome to operate and change. These problems have been further complicated in IA applications because specialized data transfer and communications standards have not evolved rapidly or been widely adopted. For example, PLCs, while greatly improving control of individual processes, created multiple "islands of information" that were generally unable to communicate or share data with other systems throughout the manufacturing enterprise. Furthermore, proprietary instrumentation systems have traditionally been very expensive, with IA system prices ranging as high as several million dollars and T&M instrumentation system prices often ranging in the hundreds of thousands of dollars. In addition, the limitations on programmability of traditional systems means that adopting these systems to changing requirements is both expensive and time consuming, and users are often required to purchase multiple single-purpose instruments.

Although desktop computers in the 1980's typically were based on open architectures, until the 1990's they lacked higher-level application software development tools and intuitive graphical user interfaces ("GUIs"). Consequently, the process of creating intuitive operator interface and control panels was difficult and expensive. These early desktop computers also lacked the power to rapidly process and analyze the volume of data characteristic of many high data rate T&M and IA applications. In addition, desktop computers were difficult to network reliably until standard network operating systems evolved late in the decade. For all of these reasons, users and vendors were relatively slow to incorporate desktop computers in their instrumentation systems.

In the 1990's, desktop and portable computers improved significantly in data and graphics processing power, storage, communication, and networking capabilities, user-friendliness and reliability. Nevertheless, users accustomed to the flexibility, efficiency, power and open architecture of these later-generation computers, and the highly evolved application software available for business computing needs, have been generally frustrated in their efforts to integrate these computers into measurement and automation solutions. Standard desktop computers were not equipped with the hardware connections required to control many types of instruments and lacked instrumentation-specific application development tools, including GUI development environments. Neither standard programming languages such as C/ C++ and Visual Basic, nor operating systems such as Windows, Linux and UNIX, are "measurement aware." Without the aid of instrumentation-specific software to facilitate the integration of various instrumentation system capabilities and components, engineers and scientists could not easily utilize the full potential of computers, networks and the Internet to meet their measurement and automation requirements.

The Company's Approach to Measurement and Automation

The Company pioneered a new computer-based approach to measurement and automation called virtual instrumentation in 1986 when it introduced its LabVIEW application software, which is a graphical programming environment that empowers users to easily build their own computer-based instruments and systems to meet their specific measurement and automation needs. While a traditional instrument bundles the data acquisition, analysis and presentation functions in a single, stand-alone unit, a "virtual instrument" system consists of industry standard computers or workstations equipped with the Company's user-friendly application software, cost-effective hardware and driver software that together perform the functions of instruments. By unbundling the key instrumentation functions, virtual instruments represent a fundamental shift from hardware-centered instrumentation systems to software-centered systems that exploit the computational, display, productivity and connectivity capabilities of computers, networks and the Internet. The Company's application software products give users the power and flexibility to define, implement, modify and control the core data acquisition, analysis, and presentation functions of instruments with their computer. Users can mix and match their choice of the Company's DAQ, GPIB, VXI, PXI, image acquisition, motion control or industrial communications products to create virtual instrumentation systems that meet their specific instrumentation needs. The Company's products empower users to monitor and control instruments, create innovative computer-based systems that can replace instruments at a lower cost, and integrate measurement functionality with industrial automation and standard network connectivity to improve efficiency and precision of applications spanning research, design, production and service. Because much of the instrumentation functionality resides in the software, in a significant sense, the software is the instrument.

User Benefits

Compared with traditional solutions, the Company believes its products and computer-based, virtual instrumentation approach provide the following significant customer benefits:

Performance, Ease-of-Use and Efficiency

The Company's virtual instrument application software brings the power and ease-of-use of computers, networks and the Internet to instrumentation. With features such as graphical programming, automatic code generation capabilities, graphical tools libraries, ready-to-use example programs, libraries of specific instrumentation functions, and the ability to deploy their applications on platforms ranging from standard desktop and laptop computers to computers designed for harsh industrial settings and embedded "real-time" control, users can quickly build a virtual instrument system that meets their individual application needs. For example, a user may build the data acquisition and analysis functions of an instrument by selecting and connecting icons representing particular functions and may customize the display on the computer's monitor to reflect the desired presentation. With faster time to solution, users have more time to optimize system functionality and performance, and can devote more time to their core work rather than to programming. In addition, the continuous improvement in performance of PCs and the Internet, which are the core platform for the Company's approach, result in direct performance benefits for virtual instrument users in the form of faster execution for software-based measurement and automation applications, resulting in shorter test times and faster automation, and higher manufacturing throughput.

Modularity, Reusability and Reconfigurability

The Company's products include reusable hardware and software modules that offer considerable flexibility in configuring systems. This ability to reuse and reconfigure instrument systems allows users to reduce development time and maximize efficiency by eliminating duplicated programming efforts and to quickly adapt their instruments to new and changing needs. In addition, these features help protect both hardware and software investments against obsolescence.

Mix and Match Capabilities

The flexibility of the Company's virtual instrumentation approach permits users to mix and match many combinations of GPIB, VXI, DAQ, PXI, image acquisition, motion control and industrial communications products to build customized measurement and automation solutions. The Company's open product architecture provides a high level of integration between the Company's products and other industry standard instrumentation products. This approach provides users with the flexibility to mix and match the Company's and third-party hardware components when developing custom virtual instrumentation systems.

Long-Term Compatibility Across Multiple Computer Platforms

The Company offers a variety of multi-platform software products so users can choose the platform and programming methodology that best meets their needs and skills. These software products also have portable, open architectures so users can move their applications among multiple platforms and operating systems. In addition, the Company strives to ensure long-term compatibility between its products and the latest industry-standard computers, operating systems, programming languages and tools, as well as backward compatibility with its own product offerings.

Network and Integrate with Customers' Computing Environments

The Company's products facilitate connectivity of measurement and automation systems with the enterprise by utilizing industry communication standards such as the Web, Ethernet and TCP/IP. The Company's products provide integrated Web support, data and file transfer between computers, distributed access to databases and remote test and measurement and process monitoring capabilities. In addition, the Company's products are also compatible with a wide variety of familiar, easy-to-use software applications such as word processors, spreadsheets, Web browsers, and databases. In many cases, a single computer or workstation can serve both the instrumentation and general purpose computing needs of scientists and engineers.

Large User Base

The Company supports and encourages the sharing of ideas, derived software libraries and modules among its broad user base through its NI.com Web site, user groups, newsletters, conferences and seminars. This large base of users stimulates the expansion of the Company's network of approximately 600 third party system integrators and consultants, who can save users time and money by providing value-added expertise, software programs and integration of systems for use with the Company's products.

Lower Total Solution Cost

The Company believes that its products and solutions offer price/performance advantages over traditional instrumentation. Virtual instrumentation provides users the ability to utilize industry standard computers and workstations equipped with modular and reusable application software, cost-effective hardware and driver software that together perform the instrumentation functions that would otherwise be performed by costly, proprietary instrumentation systems. In addition, virtual instrumentation gives users the flexibility and portability to adapt to changing needs, whereas traditional closed systems are both expensive and time consuming to adapt, if adaptable at all.

Strategy

The Company's objective is to be a leading supplier of measurement and automation products and solutions to engineers, scientists and others in both T&M and IA applications. To achieve this objective, the Company is pursuing a strategy that includes the following elements:

Expand Broad Customer Base

Serve A Large and Diverse Market. The Company's products and services are designed to serve a broad customer base across many industries. The Company defines product features and capabilities by working closely with technically sophisticated customers and seeks to achieve high unit volumes by selling these same products to a large base of customers with diverse measurement and automation needs.

Support Many Computer and Instrument Options. The Company diversifies its customer base by accommodating many popular computer platforms and a variety of instrumentation options. In addition, the Company expects to continue to create or adapt products for computer systems and instrumentation options that gain market acceptance. Customers are provided a range of price/performance options through the Company's extensive line of products.

Provide Worldwide Marketing and Distribution. The Company uses multiple coordinated distribution channels in its major world markets. The Company devotes significant resources to direct sales activities in the United States and in key international markets. In addition to its direct sales channel, the Company's other distribution channels include distributors, OEMs, VARs and systems integrators and consultants. By using this broad range of channels, the Company seeks to develop and maintain relations with its customers and prospects and to provide the levels of support, training and education required by the market. To address the range of sales opportunities, the Company expects to continue to pursue value-added sales channels through formal relationships with OEMs, VARs, consultants or other third parties when such relationships can add significant value to its products or revenues. The Company intends to expand each of these distribution networks to take advantage of market opportunities.

Acquire New Technologies. The Company has in the past acquired companies, products, and technologies to augment its product offerings, and intends to continue to seek opportunities to satisfy customer needs and build market penetration through acquisitions in the future. In connection with these acquisitions, the Company has leveraged its established sales channels in an effort to accelerate the delivery of the acquired product to the market.

Target Academic Environments. The Company markets and sells its products to colleges and universities, increasing the potential for future growth as students gain experience using the Company's products before entering the work force.

Maintain High Levels of Customer Satisfaction

Offer Innovative Modular and Integrated Solutions. The Company intends to continue to deliver innovative, modular software and hardware tools with open, portable architectures that can be easily integrated to create instrumentation systems and solutions. The Company solicits regular feedback from its customers, resulting in the addition of new product features and enhanced performance, to help ensure that existing and new products meet or surpass customer expectations.

Provide Global Customer Support and Education. The Company's sales and marketing engineers have the technical expertise necessary to understand customers' application needs and work with them to identify cost-effective solutions using the virtual instrumentation approach. The Company also offers comprehensive customer support, including technical support via the NI.com Web site, electronic mail, bulletin boards, fax and telephone, newsletters, warranty service and repair, upgrade programs, free and paid seminars and technical classes. In 2002 the Company continued to invest to leverage the Web for customer support. Through the Company's NI.com Web site, customers have access to a growing range of support options to solve their own problems directly over the Web, including software downloads, upgrades and bug fixes, automated product configuration tools, knowledge databases of common questions and answers, online seminars, live product demonstrations and discussion forums.

Deliver Long-Term Compatibility. The Company emphasizes consistency in the implementation of its products across different platforms and strives to maintain a high degree of backward compatibility between existing and new products, engendering a high degree of customer loyalty.

Leverage External and Internal Technology

Leverage Generally Available Technology. The Company leverages the research and development efforts of vendors of personal computers and workstations, operating systems, programming languages and software development tools, and their suppliers. By integrating Web, networking and communications capabilities directly in its software and hardware products, the Company's products allow users of its virtual instrument approach to easily distribute measurement and automation capabilities throughout factories and around the world, easily integrate measurement and automation data throughout their organization and across the enterprise and achieve advanced solutions at a lower development cost.

Support Open Architecture on Multiple Platforms. The Company approaches the market with an open architecture so users have the flexibility to combine the Company's products with those from instrument suppliers, computer vendors and competitors.

Leverage Core Technologies. The Company designs proprietary ASICs to optimize performance and reduce production costs. The Company utilizes these ASICs and its other internally developed hardware and software components in multiple products to achieve consistency and compatibility between products.

Develop and Support Industry Standards. The Company actively participates in efforts to standardize key technologies by participating in industry consortia and serving on standards committees, such as IEEE 488, VXI, Compact PCI, PXI, PICmg, the Interchangeable Virtual Instrumentation Foundation, also called IVI, Foundation Fieldbus, OPC, and ASAM. The Company's ongoing strategy is to conform its products to established and emerging standards in both the general computer and the instrumentation industries.

Products and Technology

The Company offers an extensive line of measurement and automation products. Engineers, scientists and other users involved in T&M and IA applications can use these products with computers, networks and the Internet to develop customer-defined virtual instrument solutions. The Company's products consist of application software, and hardware components together with related driver software. In T&M applications, the Company's products can be used to monitor and control traditional instruments or to create computer-based instruments that can replace the traditional instruments. In IA applications, the Company's products can be used in the same ways as in T&M and can also be used to integrate measurement functionality with process automation capabilities. The Company's products are designed to work either in an integrated solution or separately. The Company believes that the flexibility, functionality and ease of use of its application software promotes sales of the Company's other software and hardware products.

Application Software

The Company believes that application software is playing an increasingly important role in the development of computer-based instruments and systems in measurement and automation applications. The Company's application software products leverage the increasing capability of computers, networks and the Internet for data analysis, connectivity and presentation power to bring increasing efficiency and precision to measurement and automation applications. The Company's application software products include LabVIEW, DIA*dem*, Measurement Studio, LabWindows/CVI, TestStand, Switch Executive, Lookout, Measure, DASYLab, and VI Logger. The Company's application software products are integrated with the Company's hardware/driver software.

The Company offers a variety of software products for developing measurement and automation applications to meet the different programming and computer preferences of its customers. LabVIEW, LabWindows/CVI, and Measurement Studio for Microsoft development software are programming environments with which users can develop GUIs, control instruments and acquire, analyze and present data. With these software products, users can design custom virtual instruments by creating a GUI on the computer screen through which they operate the actual program and control selected hardware. Users can customize front panels with knobs, buttons, dials and graphs to emulate control panels of instruments or add custom graphics to visually represent the control and operation of processes. LabVIEW, LabWindows/CVI and Measurement Studio also have ready-to-use libraries for controlling hundreds of programmable instruments, including serial, GPIB and VXI, the Company's plug-in DAQ boards and PXI/PCI computer-based instruments. Once created, virtual instruments can be modified or used as components of another program by the original developer or another user.

The principal difference between LabVIEW, LabWindows/CVI, and Measurement Studio is in the way users develop programs. With LabVIEW, users program graphically, developing application programs by connecting icons to create "block diagrams" which are natural design notations for scientists and engineers. With LabWindows/CVI, users may program with the conventional, text-based language of C. Measurement Studio consists of application-specific ActiveX controls and C++ classes and libraries that add measurement productivity to general purpose Microsoft Visual Basic, Visual C++ and Visual Studio.NET development environments.

The latest revisions of LabVIEW and Measurement Studio software packages feature enhanced capabilities to allow users to more easily integrate the Web into their computer-based instrumentation applications. Measurement Studio 6.0, a major upgrade, was introduced in 2001. LabVIEW 6.1, which was introduced in 2002, continued to build on the Internet capabilities of LabVIEW, allowing the customer to easily communicate, share and control measurement and automation systems and information with anyone on the Web. In addition, customers can use the Internet and Intranets to build distributed, networked systems throughout their enterprise. In 2002, the Company also expanded the capabilities of its LabVIEW Real Time software product to run on the new industrial Compact FieldPoint hardware platform specially designed and packaged for harsh industrial or embedded environments. This adds to the portfolio of PXI and FieldPoint real-time enabled hardware that allow users who have exceptional response requirements to reliably execute an expanded range of system-level applications even if the PC operating system crashes—solving a key objection some potential users have had in the past to using PC technology for embedded devices or for mission critical measurement and automation applications, and extending the range of applications for computer-based measurement and automation.

The Company also sells a range of optional add-on products for LabVIEW and Measurement Studio, such as advanced analysis libraries, database tools and Internet integration, including the LabVIEW Datalogging and Supervisory Control Module, an add-on module for high channel count applications in research and development and manufacturing. New toolkits introduced in 2002 integrate LabVIEW software increasingly with design tools used by design engineers, including the LabVIEW Simulation Interface Toolkit and the LabVIEW DSP Test Integration Toolkit for use with Texas Instruments Code Composer Studio.

The Company also offers a software product called TestStand targeted for T&M applications in a manufacturing environment. TestStand is a test management environment for organizing, controlling, and running automated production test systems on the factory floor. It also generates customized test reports and integrates product and test data across the customers' enterprise and across the Internet. TestStand manages tests that are written in LabVIEW, LabWindows/CVI, Measurement Studio, C and C++, and VisualBasic, so test engineers can easily share and re-use test code throughout their organization and from one product to the next. TestStand is a key element of the Company's strategy to broaden the reach of its application software products across the corporate enterprise. In 2001, the Company introduced TestStand 2.0, a significant upgrade of TestStand for high volume manufacturing applications. This version allows testing of multiple units in parallel on the same test system by simply adding additional measurement and automation hardware. Users can therefore easily scale their test systems to increase throughput or reduce test time without major software changes, which lowers the cost to test each unit and increases their profit margin. In 2002, the Company introduced Switch Executive application software to simplify configuration and programming of switching in manufacturing test systems. Also in 2002, the Company introduced TestStand 2.0.1 which includes enhancements for tighter integration with Switch Executive.

The Company's instrumentation software products also include DASY*Lab* and DIA*dem*. DASY*Lab* is a schematic environment by which users can quickly configure simple DAQ applications using both the Company's and third-party DAQ boards. The Company introduced DASY*Lab* 7.0 in 2002 as well as DIA*dem* 8.1. DIA*dem* is an easy to use, rapid development environment for data acquisition, monitoring, visualization, open and closed loop control, analysis, automation and documentation. DIA*dem* features extensive off-line analysis capabilities, including analysis functions specific to automotive test. DIA*dem* 8.1 integrates report generation capabilities further with LabVIEW.

The Company's Lookout software product is targeted specifically for IA applications. Lookout is a non-programming solution. Lookout is a human machine interface/supervisory control and data acquisition ("HMI/SCADA") software product that requires no programming or script writing. Lookout provides a scalable architecture for applications ranging from HMIs to large, sophisticated SCADA applications.

In 2001, the Company introduced VI Logger, a software product targeted specifically at Data Logging applications. VI Logger is built with LabVIEW technology, and works with a wide variety of the Company's data acquisition and signal conditioning hardware products.

Hardware Products and Related Driver Software

The Company's hardware and related driver software products include GPIB, VXI, DAQ, PXI, image acquisition, motion control, and industrial communications. The Company believes it can deliver significant cost/performance benefits to users and distinguish its products from competitive products by designing proprietary ASICs for use in its hardware products. Software drivers are necessary to link hardware to the operating system and the Company's application software. The high level of integration between the Company's products provides users with the flexibility to mix and match hardware components when developing custom virtual instrumentation systems.

GPIB Interfaces/Driver Software. GPIB, also known as the IEEE 488 standard, has existed since 1975 and defines the protocol for transferring data between certain instruments and computers over an industry-standard cable. The computer must be equipped with a GPIB interface. Driver software controls the interface and the transfer of data between the instrument and the computer. GPIB is largely used in T&M applications.

The Company began selling GPIB products in 1977 and is a leading supplier of GPIB interface boards and driver software to control traditional GPIB instruments. These traditional instruments are manufactured by a variety of third-party vendors and are used primarily in T&M applications. The Company's diverse portfolio of hardware and software products for GPIB instrument control is available for a wide range of computers, workstations and minicomputers. The Company's GPIB product line also includes products for portable computers such as a PCMCIA-GPIB interface card, and products for controlling GPIB instruments using the computer's standard parallel USB, IEEE 1394 (Firewire), Ethernet, and serial ports.

Portability of GPIB application programs is provided by the Company's NI-488.2 driver software and NI-VISA driver software. The Company offers networking capabilities through its GPIB products. With these products, users can communicate with and control GPIB instruments from any point on an Ethernet-based TCP/IP network. The Company also offers a variety of GPIB support products, including converters, expanders, extenders, data buffers and GPIB system analyzers as well as cables and other accessories.

VXI Modules/Driver Software. VXI is an industry standard instrumentation platform developed in 1987 through an industry consortium to reduce the size and increase the performance of instrumentation systems for automated test and measurement applications. With VXI, the physical size of multiple instrument systems can be decreased and communication between instruments and computers can be improved relative to rack of box instruments. Like GPIB, VXI is supported by a variety of traditional third-party instrument manufacturers and is largely used in military and aerospace applications.

VXI instruments are modular in design and can be inserted into an industry-standard chassis. Unlike GPIB instruments, VXI modules do not have a front panel for manual operation or visual data presentation. Therefore, software is necessary for users to create, define the functionality of and operate VXI instrumentation systems. Today, VXI is being used primarily to supplement or replace high-end GPIB products in military and aerospace applications.

The Company is a leading supplier of VXI computer controller hardware and the accompanying NI-VXI and NI-VISA driver software. The Company also offers LabVIEW, LabWindows/CVI, Measurement Studio and TestStand software products for VXI systems. In 2002, the Company introduced two new lines of VXI controllers, the VXI 870B and VXI 770, that offer increased performance and industry standard operating system support.

DAQ Hardware/Driver Software. DAQ hardware and driver software products are "instruments on a board" that users can combine with sensors, signal conditioning hardware and software to acquire analog data and convert it into a digital format that can be accepted by a computer. The Company believes that computer-based DAQ products are typically a lower-cost solution than traditional instrumentation.

The Company believes that applications suitable for automation with computer-based DAQ products are widespread throughout many industries, and that many systems currently using traditional instrumentation (either manual or computer-controlled) could be displaced by computer-based DAQ systems. The Company offers a range of computer-based DAQ products, including models for digital, analog and timing input-output, and for transferring data directly to a computer's random-access memory.

The Company's DAQ products provide a range of price/performance options, and include products for high-speed applications such as on-line monitoring and control as well as products designed for long-term recording of slowly changing data such as temperatures. The Company also offers products with features comparable to stand-alone traditional instruments such as oscilloscopes, DMMs, and function and arbitrary waveform generators. The Company offers DAQ hardware/driver software products for numerous desktop and notebook computers. The Company also offers SCXI (signal conditioning extensions for instrumentation) hardware, which expands the types and quantity of sensors that can be connected to the Company's data acquisition boards. In 2002, the Company expanded its DAQ product line with new low-cost and high-resolution hardware, portable data acqusition solutions for laptop computers, and high-speed simultaneous sampling boards.

PXI Modular Instrumentation. The Company's PXI modular instrument platform, which was introduced in 1997, is a desktop PC packaged in a small, rugged form factor with expansion slots and instrumentation extensions. It combines mainstream PC software and PCI hardware with advanced instrumentation capabilities derived from the VXI architecture. In essence, PXI is an instrumentation PC with plenty of expansion slots to enable the company to pursue complete system-level opportunities and deliver a much higher percentage of the overall system content using the company's own products. PXI delivers many of the benefits of VXI in a much smaller package with higher performance and at lower prices. The Company continues to expand its PXI product offerings with new modules, which address a wide variety of measurement and automation applications. Following the Company's 2001 introduction of a new family of embedded PXI controllers that significantly improve the price and performance of PXI, and upgrade its LabVIEW Real-Time software so that the PXI system platform can be used for embedded and real-time applications, the Company introduced two highly innovative PXI based products in the third quarter of 2002. Engineers can reduce the time it takes to make accurate measurements with National Instruments PXI-4070 FlexDMM -- a full-featured 6½-digit digital multimeter (DMM) in a single-slot 3U PXI module. The National Instruments FlexDMM delivers the accuracy of a traditional 6½-digit DMM along with the advanced features and throughput of higher resolution DMMs that cost thousands of dollars more. These advanced features include a 1.8 MS/s fully isolated digitizer mode, self-calibration, and offset compensated ohms measurement. In addition, the Company introduced the NI PXI-5660 2.7 GHz RF signal analyzer. Test engineers can perform RF measurements up to 200 times faster than before with the National Instruments PXI-5660 RF signal analyzer. Its software-defined measurement capabilites and integration with the PXI platform make it competitive for unique measurements in applications ranging from consumer electronics to avionics, satellite and missile testing. Additionally, in the fourth quarter of 2002, the Company introduced the LabVIEW FPGA Pioneer system, a kit that enables customers to configure the hardware logic on a reconfigurable PXI module through innovative graphical software. This kit provides an off-the-shelf solution for many real-time and embedded applications that previously required custom hardware. PXI also continues to gain acceptance, with endorsements from over 50 suppliers. The number of unique PXI modules for T&M applications grew from 600 to over 880 modules in 2002.

Machine Vision/Image Acquisition. In late 1996, the Company introduced its first image acquisition hardware. With the advanced technologies in PC's and the Company's vision products, it is cost-effective for end-users to integrate vision into their measurement and automation applications. The Company's vision software is designed to work with many different software environments, including LabVIEW, LabWindows/CVI, Visual Basic, C, and Measurement Studio and hardware buses including PCI and PXI. Vision is commonly used in applications ranging from quality control of manufactured products to biomedical cell counting to security. In 2002, the Company expanded its software offering with new easy-to-use menu driven machine vision software that can run as a stand-alone vision system. The new software can also generate LabVIEW code. Users can easily modify the LabVIEW code to create custom applications.

Motion Control. During 1997, the Company introduced its first line of motion control hardware, software and peripheral products. This intelligent PC-based motion control hardware is programmable from industry standard development environments including LabVIEW, LabWindows/CVI and Measurement Studio. The Company's software tools for motion are easily integrated with the Company's other product lines, allowing motion to be combined with image acquisition, test, measurement, data acquisition and automation. The Company's computer-based motion products allow users to leverage standard hardware and software in measurement and automation applications to create robust, flexible solutions. In 2002, the Company introduced new low cost motion controllers for stepper motors, developed a program for third-party companies with complimentarary products, and released new software for interactive motion control which simplifies motion control application development.

Industrial Communications Interfaces. In mid-1995, the Company began shipping its first interface boards for communicating with serial devices, such as dataloggers and PLCs targeted for IA applications, and benchtop instruments, such as oscilloscopes, targeted for T&M applications. Industrial applications need the same high-quality, easy-to-use hardware and software tools for communicating with industrial devices such as process instrumentation, PLCs, single-loop controllers, and a variety of I/O and DAQ devices. National Instruments offers four hardware and driver software product lines for communication with industrial devices—Controller Area Network (CAN), DeviceNet, Foundation Fieldbus, and RS-485 and RS-232. The Company's industrial communication products are designed to work with standard serial software drivers, and Windows versions of LabVIEW, LabWindows/CVI and Measurement Studio.

Distributed I/O and Embedded Control Hardware/Software. The Company introduced its FieldPoint product for distributed I/O applications in mid-1997. FieldPoint is an intelligent, distributed, and modular I/O system that gives industrial system developers an economical solution for distributed data acquisition, monitoring and control applications. Suitable for direct connection to industrial signals, FieldPoint includes a wide array of rugged and isolated analog and digital I/O modules, terminal base options, and network modules. FieldPoint software provides seamless integration into the LabVIEW Real-Time and LabVIEW Datalogging and Supervisory Control Modules, driver libraries for support under LabVIEW, LabWindows/CVI, Measurement Studio and Lookout, and an OPC server that provides wide compatibility of FieldPoint hardware with other industrial automation software packages. The FieldPoint 2000 family of real-time network control modules, which were introduced in 2001, enable LabVIEW Real-Time users to download their LabVIEW code and easily create networked systems of intelligent, real-time nodes for embedded measurement and control. In the fourth quarter of 2002, the Company launched Compact FieldPoint, a new intelligent distributed I/O product line with 23 new measurent and automation modules. Compact FieldPoint extends NI's hardware and LabVIEW Real-time into new industrial control, process monitoring, and embedded machine applications that require intellignet I/O products with a small form factor, a wide operating temperature, and resistance to shock and vibration.

Customer Training Courses

The Company offers fee-based training classes and self-paced course kits for many of its software and hardware products. On-site courses are quoted per customer requests. The Company also offers programs to certify programmers and instructors for its products.

Markets and Applications

The Company's products are used across many industries in a variety of applications from research and development to production testing and industrial control. The following industries and applications are served worldwide by the Company: advanced research, automotive, commercial aerospace, computers and electronics, continuous process manufacturing, education, government/defense, medical research/pharmaceutical, power/energy, semiconductors, automated test equipment, telecommunications and others.

Customers

The Company has a broad customer base, with no customer accounting for more than 3% of the Company's sales in 2002, 2001, or 2000.

Marketing

Through its worldwide marketing efforts, the Company strives to educate engineers and scientists about the benefits of the Company's virtual instrumentation philosophy, products and technology, and to highlight the performance, ease of use and cost advantages of its products. The Company also seeks to present its position as a technological leader among producers of instrumentation software and hardware and to help promulgate industry standards that will benefit users of computer-based instrumentation.

The Company reaches its intended audience through its Web site at NI.com as well as the distribution of written and electronic materials including demonstration versions of its software products, participation in tradeshows and technical conferences and training and user seminars. An in-house staff develops the NI.com Web site, advertising, publicity, and promotional materials that the Company uses worldwide. The primary marketing/sales tool is the Company's Web site at NI.com. Throughout 2000, 2001, and 2002, the Company invested aggressively to enhance the content, performance, and features of NI.com as well as to integrate E-commerce as a core component of the Company's business model. Through NI.com, customers can view the Company's complete on-line catalog, participate in on-line seminars and demonstrations, interactively configure systems, obtain pricing in a number of currencies, place orders, track the status of orders, register products and obtain software upgrades. The Company believes its direct business model provides the opportunity to leverage the Web heavily to reach customers and improve operations.

The primary printed marketing/sales tool is the Company's catalog, published annually and distributed worldwide. The catalog is approximately 800 pages, with detailed tutorial information that educates readers about the Company's integrated product architecture and virtual instrumentation concept. Short-form versions of the catalog are typically also available in languages of major international markets, including French, German, Spanish and Japanese.

The Company also uses quarterly newsletters to educate current and prospective customers about its products and technologies. These newsletters include new product information, feature articles that educate readers about new instrumentation technology, user solution case studies of real-world applications, product news from Alliance Program members and key customers, and event and customer education schedules. These newsletters are available in print form and via email subscription. There are also many books available on virtual instrumentation products in English, German, French, Japanese and other languages.

The Company actively markets its products in higher education environments, and identifies many colleges, universities and trade and technical schools as key accounts. The Company offers special academic pricing and products to enable universities to utilize Company products in their classes and laboratories. The Company believes its prominence in the higher education area can contribute to its future success because students gain experience using the Company's products before they enter the work force.

Sales and Distribution

The Company distributes its software and hardware products primarily through a direct sales organization. The Company also uses independent distributors, OEMs, VARs, system integrators and consultants to market its products. The Company has sales offices in the United States and sales offices and distributors in key international markets. Sales outside of North America accounted for approximately 50%, 49%, and 47% of the Company's revenues in 2002, 2001, and 2000, respectively. The Company expects that a significant portion of its total revenues will continue to be derived from international sales. See Note 12 of Notes to Consolidated Financial Statements for details concerning the geographic breakdown of the Company's net sales, operating income and identifiable assets.

Through all of its sales channels, the Company seeks to approach potential customers with a highly technical sales force. The Company believes that the majority of sales are made directly to those persons within an organization who actually use the Company's products to integrate their own systems. The Company identifies and targets major end-user accounts as those having a large number of actual or potential end users, and believes that it achieves a high level of repeat customer sales. The Company targets major accounts with a variety of targeted sales and marketing campaigns such as seminars, user groups, newsletters and direct mail.

Throughout 2002, the Company continued to invest aggressively to integrate the Web as a core component of its direct sales model. The Company provides worldwide on-line pricing for products in a number of currencies, allows customers to order the complete catalog of products via the Web, provides a variety of Web-based seminars, demonstrations, and configuration tools to allow customers to more easily select and order multiple compatible products for their systems, and offers Prime Access business-to-business capabilities to allow key customers to conduct business directly with the Company through secure, private pages at NI.com.

Direct Sales

The Company directly markets and sells its products in the Americas, Europe and Asia. The Company has sales offices located throughout the United States and in key international markets. Many of the Company's international sales offices employ application engineering technical support specialists as well as sales, marketing and administrative personnel.

The Company's international sales are subject to inherent risks, including fluctuations in local economies; difficulties in staffing and managing foreign operations; greater difficulty in accounts receivable collection; costs and risks of localizing products for foreign countries; unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in the repatriation of earnings and burdens of complying with a wide variety of foreign laws. The Company's sales outside of North America are denominated in local currencies, and accordingly, the Company is subject to the risks associated with fluctuations in currency rates. In particular, increases in the value of the dollar against foreign currencies decrease the dollar value of foreign sales requiring the Company either to increase its price in the local currency, which could render the Company's product prices noncompetitive, or to suffer reduced revenues and gross margins as measured in US dollars. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 of Notes to Consolidated Financial Statements.

Distributors

The Company utilizes distributors primarily to market its products in geographic areas not served by the Company's direct sales organization. Generally, the Company's indirect sales customers do not maintain significant inventory levels.

OEMs

The Company utilizes OEMs customers such as traditional instrument manufacturers and automatic test equipment (ATE) system suppliers who offer for sale systems, fully integrated by the OEM customer, containing embedded components of various companies, including National Instruments. The Company approaches OEM accounts with its standard product lines and offers quantity discounts based on volume commitments and technical support capabilities and requirements. The Company also promotes its sales and marketing capabilities to its OEM customers by providing specialized product training, documentation, packaging and part numbers to simplify ordering, flexible shipping and warranty repair options and joint promotion.

VARs, System Integrators and Consultants

The Company has relationships with third-party VARs, system integrators and consultants who offer add-on products and system integration services. These third-party developers expand the Company's market and sales opportunities by adding value to the Company's standard products, making them suitable for vertical market applications such as manufacturing automation or image processing and analysis. The Company maintains a formal third-party sales/marketing/training program, called the Alliance Program, which it uses to work with many of the VARs, system integrators and consultants. Applicants must be sponsored for membership by a Company sales engineer, pass qualification criteria and pay a nominal annual membership fee. In late 1998, the Company introduced an elite level of its Alliance Program called Select Integrators. Select Integrators must qualify for the program based upon their level of business with the Company and beginning in 2002, new Select Integrators must pass the CSIA (Control System Integrators Association) Best Practices and Benchmarks audit. As of December 31, 2002, the Company's Alliance Program had approximately 562 members including 15 Select Integrators. The Company publishes on-line directories on its NI.com Web site of third-party Alliance Program member products and services for use by its sales force and its end users to locate additional products and/or services compatible with the Company's products. The Company makes available to qualified third parties the opportunity to participate in joint marketing and sales programs, such as trade shows, customer sales events and the Company's newsletters. In addition to its relationships with third-party VAR, system integrators and consultants, the Company has a direct presence in the German systems integration market.

Customer Support

The Company believes the ability to provide comprehensive service and support to its customers is an important factor in its business. The Company permits customers to return products within 30 days from receipt for a refund of the purchase price less a restocking charge, and generally provides a two-year warranty on GPIB hardware products, a one-year warranty on other hardware products, and a 90-day warranty on cables and software (medium only). Customers may also purchase a one-year extended warranty on hardware products. Historically, warranty costs have not been material. Some of the key elements of the Company's service and support strategy include:

Customer Technical Support

The Company maintains a large staff of application engineers, all of whom are highly qualified technical professionals. These application engineers provide customer support by telephone, fax, electronic mail and world-wide Web forums, and electronic bulletin boards, and are trained in both instrumentation and computer technology. In 2002, the Company continued to invest heavily to leverage the Web for customer support. Through the Company's NI.com web site, customers have access to a growing range of support options to solve their own problems directly over the Web, including software downloads, upgrades and bug fixes, automated product configuration tools, knowledge databases of common questions and answers, live product demonstrations, and discussion forums. As a result of the Company's commitment to the Web, in 2002, the Company's NI.com web site was awarded one of the "Ten Best Web Support Sites" according to Association of Support Professionals for the second consecutive year and customers were able to request technical support in 12 different languages.

Upgrades

The Company typically offers programs in which existing customers can upgrade to the latest Company products for an upgrade fee. Application software customers have the option of purchasing a one-year renewable maintenance and support program, which entitles them to unspecified software upgrades and priority access to the Company's technical support hotline.

Customer Education

The Company offers a variety of fee-based training classes ranging in scope from basic and introductory courses for new users to advanced courses for experienced users.

Competition

The markets in which the Company operates are characterized by intense competition from numerous competitors, some of which are divisions of large corporations having far greater resources than the Company, and the Company expects to face further competition from new market entrants in the future. A key competitor is Agilent Technologies Inc. ("Agilent"). The Company believes Agilent is the dominant supplier of GPIB and VXI-compatible instruments and systems. Agilent is also a leading supplier of equipment used in data acquisition and control applications. Agilent offers its own line of GPIB instrument controllers, as well as hardware and software add-on products for third-party desktop computers and workstations that directly compete with the Company's products. Agilent is aggressively advertising and marketing its products and system integration services. Because of Agilent's dominance in the instrumentation business, changes in its marketing strategy or product offerings could have a material adverse affect on the Company. The Company also faces competition from a variety of other competitors.

Certain of the Company's competitors have substantial competitive advantages in terms of breadth of technology, sales, marketing and support capability and resources, including the number of sales and technical personnel and their ability to cover a geographic area and/or particular account more extensively and with more complete solutions than the Company can offer, and more extensive warranty support, system integration and service capabilities than those of the Company. In addition, large competitors can often enter into strategic alliances with key customers or target accounts of the Company, which can potentially have a negative impact on the Company's success with those accounts.

The Company believes its ability to compete successfully depends on a number of factors both within and outside its control, including: product pricing, quality and performance; success in developing new products; adequate manufacturing capacity and supply of components and materials; efficiency of manufacturing operations; effectiveness of sales and marketing resources and strategies; success in leveraging the Web; strategic relationships with other suppliers; timing of new product introductions by the Company or its competitors; protection of the Company's products by effective use of intellectual property laws; general market and economic conditions; and events related to weather and government actions throughout the world. There can be no assurance that the Company will be able to compete successfully in the future.

Research and Development

The Company believes that its long-term growth and success depends on delivering high quality software and hardware products on a timely basis. The Company intends to focus its research and development efforts on enhancing existing products and developing new products that incorporate appropriate features and functionality to be competitive with respect to technology and price/performance.

The Company's research and development staff strives to build quality into products at the design stage in an effort to reduce overall development and manufacturing costs. The Company's research and development staff also designs proprietary ASICs, many of which are designed for use in several products. The goal of the ASIC design program is to further differentiate the Company's products from competing products, to improve manufacturability and to reduce costs. The Company seeks to reduce the time to market for new and enhanced products by sharing its internally developed hardware and software components across multiple products.

In the past, the Company has experienced significant delays in the introduction of new products. The Company's strategy of developing products which depend upon third parties' commercially available technologies is substantially dependent on the third parties willingness to grant pre-release access to, and the Company's ability to develop expertise in, current and future product developments of such third parties. There can be no assurance that the Company will continue to receive such pre-release access from any of these companies, or, even with such access, that the Company will be able to develop products on a timely basis that are compatible with future releases.

The Company has implemented certain programs, including pre-release bug analysis measures and enhanced project-tracking efforts, in order to improve the product development process and to permit more accurate product development scheduling. Nonetheless, there can be no assurance that the Company's research and development efforts will not encounter delays or other difficulties, that development efforts will result in commercially successful products, or that the Company's products will not be rendered obsolete by changing technology or new product announcements by other companies.

As of December 31, 2002, the Company employed 791 people in product research and development. The Company's research and development expenses were $64.0 million, $60.7 million, and $56.0 million for 2002, 2001, and 2000, respectively.

Intellectual Property

The Company relies on a combination of patent, trade secret, copyright and trademark law, contracts and technical measures to establish and protect its proprietary rights in its products. As of December 31, 2002, the Company held 178 United States patents (173 utility patents and 5 design patents) and 8 patents in foreign countries (5 patents registered in Europe in various countries; 1 patent in Canada; and 2 patents in Japan), and had 230 patent applications pending in the United States and foreign countries. Forty of such issued United States patents are software patents related to LabVIEW, and cover fundamental aspects of the graphical programming approach used in LabVIEW. The Company's patents expire from 2007 to 2020. No assurance can be given that the Company's pending patent applications will result in the issuance of patents. The Company also owns certain registered trademarks in the United States and abroad.

Although the Company relies to some extent on trade secret protection for much of its technology, and regularly obtains confidentiality agreements with key customers who wish to know more about the Company's product development philosophy and/or future directions, there can be no assurance that third parties will not either independently develop the same or similar technology, obtain unauthorized access to the Company's proprietary technology or misuse the technology to which the Company has granted access.

The laws of certain foreign countries treat the protection of proprietary rights of the Company in its products differently from those in the United States, and in many cases the protection afforded by such foreign laws is not as strong as in the United

States. The Company believes that its products and their use do not infringe the proprietary rights of third parties. There can be no assurance, however, that infringement claims will not successfully be made.

Manufacturing and Suppliers

The Company manufactures a substantial majority of its products at its facilities in Austin, Texas and Debrecen, Hungary. Product manufacturing operations at the Company can be divided into four areas: electronic circuit card and module assembly; cable assembly; technical manuals and product support documentation; and software duplication. The Company manufactures most of the electronic circuit card assemblies and modules in-house, although subcontractors are used from time to time. The Company manufactures some of its electronic cable assemblies in-house, but many assemblies are produced by subcontractors. The Company primarily subcontracts its software duplication. Reliance on contract manufacturers entails risks of quality problems, less control of product pricing, and potential unavailability of or delays in delivery of products, any of which could have a material adverse effect on the Company's results of operations. Although the Company attempts to maintain adequate safety stock of critical inventory components, there can be no assurance that the Company, together with its third-party manufacturers, will be able to produce sufficient quantities of the Company's products in a timely manner.

The Company has implemented a customer focused quality system that involves all organizations. The Company's products are designed and tested in a formal development process and are controlled in manufacturing and distribution. Additionally, the Company is committed to continuous improvement of the Company's products, services and processes to assure long term customer satisfaction.

During 2001, the Company completed a manufacturing facility in Hungary. The Hungarian operation is the Company's second manufacturing facility and was expanded in 2002 to add a second Surface Mount Line, a Mechanical Assembly Line and a Through-Hole Production Line. The Company estimates that in 2003 products manufactured at its Hungarian manufacturing facility will source a significant portion of the Company's global sales. Any delay in bringing this facility to maximum capacity could have a material adverse effect on the Company's results of operations.

The marketplace dictates that many of the Company's products be shipped very quickly after an order is received. Since purchased component and manufacturing lead times are typically much longer than the short order fulfillment time, the Company is required to keep adequate amounts of finished goods inventory and must use an accurate system for forecasting demand for those products in its production planning operations. Fluctuations in demand for the Company's products typically result from month-to-month variations in the quantity and mix of products and from normal, seasonal variations. A variety of circumstances, including inaccurate forecasts of customer demand, poor availability of purchased components, supplier quality problems, production equipment problems, transport disruptions or damage to products in manufacturing operations, could create a buildup of excess finished goods on the one hand or an inability to timely deliver product on the other. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Engineering refinements to the Company's new hardware and software products are fairly common. These changes can result in the disruption of the manufacturing operation and concurrent delays in delivery dates. Finished goods inventory at the Company's international warehouses and branches typically has a short shelf life due to engineering changes and product upgrades initiated by the Company's product development operation, and, if managed incorrectly, can result in significant quantities of obsolete inventory. This relatively short shelf life, and the resulting requirement to properly manage the quantity of inventory to meet customer demand while minimizing inventory obsolescence, has been and continues to be a challenge to the Company and its branch offices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company obtains most of its electronic components from suppliers located principally in the United States and Asia. Some of the components purchased by the Company, including ASICs, are sole-sourced. Any disruption of the Company's supply of sole or limited source components, whether resulting from business demand, quality, production or delivery problems, could adversely affect the Company's ability to manufacture its products, which could in turn adversely affect the Company's business and results of operations. See "Managements Discussion and Analysis of Financial Condition and Results of Operations."

Backlog

The Company typically ships products shortly following the receipt of an order. Accordingly, the Company's backlog typically represents less than 10 days sales. Backlog should not be viewed as an indicator of future sales.

Employees

As of December 31, 2002, the Company had 3,008 employees, (excluding 138 part-time employees, interns and co-ops) including 791 in research and development, 1,387 in sales and marketing and customer support, 483 in manufacturing and 347 in administration and finance. None of the Company's employees are represented by a labor union and the Company has never experienced a work stoppage. The Company considers its employee relations to be good. For four consecutive years, 1999, 2000, 2001, and 2002, the Company has been named among the 100 Best Companies to Work for in America according to *FORTUNE* magazine.

Available information

Our Internet website address is http://www.ni.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

The Company's principal activities are conducted at three Company-owned buildings in Austin, Texas. The Company owns approximately 69 acres of land in north Austin, Texas, on which are a 232,000 square foot office facility, a 140,000 square foot manufacturing and office facility, and a newly constructed 380,000 square foot research and development facility. The Company also owns a 136,000 square foot office building in Austin, Texas which is partially leased to three tenants. The Company also owns a 148,000 square foot manufacturing facility in Debrecen, Hungary. The Company's German subsidiary, National Instruments Engineering GmbH & Co. KG owns a 25,500 square foot office building in Aachen, Germany in which a majority of its activities are conducted. National Instruments Engineering also owns another 19,375 square foot office building, which is partially leased to BMS Modern Games and Klocke Nanotech.

As of December 31, 2002, the Company also leased a number of sales and support offices in the United States and overseas. The Company's facilities are currently utilized below design maximum capacity to allow for headcount growth and design/construction cycles. The Company believes existing facilities are adequate to meet its current requirements.

ITEM 3. LEGAL PROCEEDINGS

During 2001, the Company filed a complaint in U.S. District Court, Western District of Texas (Midland Division) for declaratory judgment arising from a controversy between the Company and General Patent Corporation, General Patent Corporation International, and Acticon Technologies, LLC ("Defendants") concerning the enforceability, validity, and infringement of certain patents in which Defendants claim an interest. Defendants claimed that the Company infringed these patents. The Company challenged the validity and enforceability of these patents and asserted that it does not infringe the claims of these patents. The Company sought a declaratory judgment of invalidity and non-infringement. Defendants sought damages in an unspecified amount, injunction of the sale of certain products of the Company and attorney's fees and costs. On April 16, 2002, the case was dismissed by stipulation of the parties.

The Company has filed two complaints in the U.S. District Court, Eastern District of Texas (Marshall Division) against The MathWorks, Inc. ("Defendant") for patent infringement. In the first complaint, filed January 25, 2001, the Company claims that the Defendant infringes certain of the Company's U.S. patents. The Defendant challenges the validity and enforceability of these patents and asserts that it does not infringe the claims of these patents. Trial on the first case began January 13, 2003, and is currently pending. The Company expects a jury verdict by the end of January 2003. In the second complaint, filed October

21, 2002, the Company claims that the Defendant infringes certain other of the Company's U.S. patents. In each case, the Company seeks monetary damages and injunction of the sale of certain products of the Defendant. The Company also seeks attorney's fees and costs in the second case. For both complaints, the Company expects to incur legal expenses of approximately $2 million during the first quarter of 2003. Due to the inherent uncertainties of litigation, there may be significant changes in the amount and timing of these expected expenses.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock, $0.01 par value, began trading on the Nasdaq National Market under the symbol NATI effective March 13, 1995. Prior to that date, there was no public market for the Common Stock. The high and low closing prices for the Common Stock, as reported by Nasdaq, are as indicated in the following table.

	High	Low
2002		
First Quarter 2002	$ 42.62	$ 34.12
Second Quarter 2002	41.75	30.21
Third Quarter 2002	31.50	21.56
Fourth Quarter 2002	36.46	20.00

	High	Low
2001		
First Quarter 2001	$ 56.125	$ 31.563
Second Quarter 2001	38.14	26.688
Third Quarter 2001	38.80	26.00
Fourth Quarter 2001	39.70	25.37

At the close of business on January 16, 2003, there were approximately 637 holders of record of the Common Stock and approximately 12,679 shareholders of beneficial interest.

The Company believes factors such as quarterly fluctuations in results of operations, announcements by the Company or its competitors, technological innovations, new product introductions, governmental regulations, litigation or changes in earnings estimates by analysts may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, stock prices for many technology companies fluctuate widely for reasons that may be unrelated to their operating results. These broad market and industry fluctuations may adversely affect the market price of the Company's Common Stock.

To date, the Company has not paid any cash dividends on its Common Stock. While the Company currently does not anticipate paying any cash dividends in the immediate future; the Company plans to review its dividend policy should President Bush's proposal to completely eliminate double taxation of dividends become law.

See Item 12 for information regarding securities authorized for issuance under equity compensation plans.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, including the Notes to Consolidated Financial Statements. The information set forth below is not necessarily indicative of results of future operations. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31, (in thousands, except per share data)				
	2002	2001	2000	1999	1998
Statements of Income Data:					
Net sales:					
North America	$195,770	$195,842	$215,960	$175,873	$153,435
Europe	122,800	128,523	133,799	108,801	86,961
Asia Pacific	72,220	60,910	60,390	44,909	33,834
Consolidated net sales	390,790	385,275	410,149	329,583	274,230
Cost of sales	105,086	101,297	98,326	76,040	65,187
Gross profit	285,704	283,978	311,823	253,543	209,043
Operating expenses:					
Sales and marketing	145,671	145,555	147,377	120,886	100,783
Research and development	63,964	60,745	55,954	45,531	34,757
General and administrative	35,714	29,234	32,077	24,258	20,455
Total operating expenses	245,349	235,534	235,408	190,675	155,995
Operating income	40,355	48,444	76,415	62,868	53,048
Other income (expense):					
Interest income	3,295	5,837	6,390	4,759	3,439
Interest expense	(128)	(26)	(533)	(404)	(463)
Net foreign exchange gain (loss) and other	96	(722)	(1,159)	130	(224)
Income before income taxes and cumulative effect of accounting change	43,618	53,533	81,113	67,353	55,800
Provision for income taxes	12,213	17,131	25,956	21,553	18,414
Income before cumulative effect of accounting change	31,405	36,402	55,157	45,800	37,386
Cumulative effect of accounting change, net of tax	–	–	–	(552)	–
Net income	$ 31,405	$ 36,402	$ 55,157	$ 45,248	$ 37,386
Basic earnings per share:					
Income before cumulative effect of accounting change	$ 0.61	$ 0.72	$ 1.10	$ 0.92	$ 0.76
Cumulative effect of accounting change, net of tax	–	–	–	(0.01)	–
Basic earnings per share	$ 0.61	$ 0.72	$ 1.10	$ 0.91	$ 0.76
Diluted earnings per share:					
Income before cumulative effect of accounting change	$ 0.59	$ 0.68	$ 1.03	$ 0.88	$ 0.73
Cumulative effect of accounting change, net of tax	–	–	–	(0.01)	–
Diluted earnings per share	$ 0.59	$ 0.68	$ 1.03	$ 0.87	$ 0.73
Weighted average shares outstanding:					
Basic	51,219	50,910	50,332	49,776	49,248
Diluted	53,411	53,651	53,564	52,203	51,150

	December 31, (in thousands)				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and cash equivalents	$ 40,240	$ 49,089	$ 75,277	$ 45,309	$ 51,538
Short-term investments	113,638	101,422	79,525	83,525	49,158
Working capital	211,453	209,836	220,208	173,761	133,510
Total assets	458,714	424,619	389,350	318,753	249,786
Long-term debt, net of current portion	–	–	–	4,301	4,379
Total stockholders' equity	386,463	366,164	321,023	254,235	204,184

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations: contains certain forward-looking statements, including statements regarding our financial performance. These statements are subject to risks and uncertainties. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements. As a result of certain factors including those set forth under the heading "Factors affecting the Company's Business" beginning on page 27, and elsewhere in this Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

Overview

National Instruments designs, develops, manufactures and markets instrumentation and automation software and hardware for general commercial, industrial and scientific applications. The Company offers hundreds of products used to create virtual instrumentation systems for measurement and automation. The Company has identified a large and diverse market for test and measurement ("T&M") and industrial automation ("IA") applications. The Company's products are used in a variety of applications from research and development to production testing, monitoring and industrial control. In test and measurement applications, the Company's products can be used to monitor and control traditional instruments or to create computer-based instruments that can replace traditional instruments. In industrial automation applications, the Company's products can be used in the same ways as in test and measurement and can also be used to integrate measurement functionality with process automation capabilities. The Company sells to a large number of customers in a wide variety of industries. No single customer accounted for more than 3% of the Company's sales in 2002, 2001 or 2000.

The Company has been profitable in every year since 1990. However, there can be no assurance that the Company's net sales will grow or that the Company will remain profitable in future periods. As a result, the Company believes historical results of operations should not be relied upon as indications of future performance.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items reflected in the Company's consolidated statements of income:

	Years Ended December 31,		
	2002	2001	2000
Net sales:			
North America	50.1 %	50.8 %	52.7 %
Europe	31.4	33.4	32.6
Asia Pacific	18.5	15.8	14.7
Consolidated net sales	100.0	100.0	100.0
Cost of sales	26.9	26.3	24.0
Gross profit	73.1	73.7	76.0
Operating expenses:			
Sales and marketing	37.3	37.8	35.9
Research and development	16.4	15.8	13.7
General and administrative	9.1	7.5	7.8
Total operating expenses	62.8	61.1	57.4
Operating income	10.3	12.6	18.6
Other income (expense):			
Interest income	0.8	1.5	1.5
Interest expense	—	—	(0.1)
Net foreign exchange loss and other	—	(0.2)	(0.3)
Income before income taxes	11.1	13.9	19.7
Provision for income taxes	3.1	4.5	6.3
Net income	8.0 %	9.4 %	13.4 %

Net Sales. In 2002, net sales for the Company's products were $390.8 million, a 1% increase from the level achieved in 2001, which followed a decrease in net sales of 6% in 2001 from the level achieved in 2000. The Company believes the increase in sales in 2002 is primarily attributable to the introduction of new and upgraded products and an increased market acceptance of the Company's products in Asia. The Company believes the decrease in sales in 2001 was primarily attributable to the approximate 25% decline in the sales of certain hardware products that are used to control traditional instruments, which resulted from the worsening of the industrial economy and the severe deterioration of sales of traditional instruments by other vendors used in test and measurement applications.

North American revenue was $195.8 million in 2002, flat with 2001, following a 9% decrease in 2001 from 2000. European revenue was $122.8 million in 2002, a decrease of 4% from 2001, following a 6% decrease in 2001 from 2000. Asia Pacific revenue grew 19% to $72.2 million in 2002, which followed a 5% increase in 2001 over 2000 levels. The Company believes that approximately 80% of the decrease in revenue in Europe in 2002 is attributable to the decrease in sales of the Company's hardware products that are used to control traditional instruments, the result of the downturn in the industrial economy, and that approximately 20% of the decrease in revenue in Europe is due to the weakening of the Company's Euro exchange rate. See the discussion below for more information concerning the impact of foreign currency fluctuations on sales growth. The Company believes that approximately 50% of the increase in sales and in the revenue growth rate in Asia Pacific in 2002 is attributable to the introduction of new and upgraded products, an expanded customer base, an increased field sales force, and approximately 50% of the increase is attributable to the Company's favorable hedge position with regard to the Japanese yen.

International sales (sales to customers outside of North America) accounted for 50%, 49% and 47% of the Company's consolidated net sales for 2002, 2001 and 2000, respectively. The Company intends to continue to expand its international operations by increasing its presence in existing markets, adding a market presence in some new geographical markets and continuing the use of distributors to sell its products in some countries.

Sales made by the Company's direct sales offices in Europe and Asia Pacific are denominated in local currencies, and accordingly, the U.S. dollar equivalent of these sales is affected by changes in the weighted average value of the U.S. dollar. This weighted average is calculated as the percentage change in the value of the currency relative to the U.S. dollar, multiplied by the proportion of international sales recorded in the particular currency. Between 2002 and 2001, this weighted average value of the U.S. dollar decreased by 2.5%, causing an equivalent increase in the U.S. dollar value of the Company's foreign currency sales and expenses. If the weighted average value of the U.S. dollar during 2002 had been the same as that in 2001, on a pro-forma basis, the Company's sales for 2002 would have been flat with sales from 2001. Pro-forma European sales for 2002 would have decreased by 4% from 2001 sales. Pro-forma Asia Pacific sales for 2002 would have increased by 10% over 2001 sales. Since most of the Company's international operating expenses are also incurred in local currencies, the change in exchange rates had the effect of increasing operating expenses $4.5 million in 2002. The preceding pro-forma amounts and percentages are not presented in accordance with generally accepted accounting principles but are presented for comparative purposes.

Gross Profit. As a percentage of sales, gross profit represented 73%, 74% and 76% in 2002, 2001 and 2000, respectively. The relatively high software content of the Company's products is demonstrated in the gross margins achieved by the Company. In 2002, the lower margin is attributable to the reduced sales of certain hardware products that are used to control traditional instruments and an increase in the Company's overall manufacturing costs due to the ramp up of the Company's Hungarian production facility. There can be no assurance that the Company will maintain its historical margins. The Company believes its current manufacturing capacity is adequate to meet current needs.

Sales and Marketing. Sales and marketing expense in 2002 was flat with 2001, which followed a decrease of 1% in 2001 from 2000. Sales and marketing personnel increased by 75 during 2002 from 1,312 at December 31, 2001 to 1,387 at December 31, 2002. Sales and marketing expense as a percentage of revenue was 37% in 2002, down from 38% in 2001 and up from 36% in 2000. The Company expects sales and marketing expenses in future periods to increase in absolute dollars, and to fluctuate as a percentage of sales based on recruiting, initial marketing and advertising campaign costs associated with major new product releases and entry into new market areas, investment in web sales and marketing efforts, increasing product demonstration costs and the timing of domestic and international conferences and trade shows.

Research and Development. Research and development expense in 2002 increased 5% compared to 2001 following an increase of 9% in 2001 over 2000. The increase in research and development costs in absolute amounts in each period was primarily due to increases in personnel costs from hiring of additional product development engineers. Research and development personnel increased from 720 at December 31, 2001 to 791 at December 31, 2002. The Company plans to continue making a significant investment in research and development in order to remain competitive and support revenue growth.

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *"Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed."* The Company amortizes such costs over the related product's estimated economic useful life, generally three years, beginning when a product becomes available for general release. Software amortization expense totaled $3.8 million, $3.1 million and $2.6 million during 2002, 2001 and 2000, respectively. Software development costs capitalized during such years were $5.8 million, $3.9 million and $5.0 million, respectively. (See Note 5 of Notes to Consolidated Financial Statements for a description of intangibles.)

General and Administrative. General and administrative expenses in 2002 increased 22% from 2001, which followed a decrease of 9% in 2001 from 2000. The increase in general and administrative expenses in 2002 from 2001 is attributable to increased litigation costs of $4.7 million associated with a legal action brought by the Company against The MathWorks, Inc. in 2001 to enforce the Company's intellectual property rights, compared to a gain of approximately $1.2 million in 2001 recorded upon the settlement of a previous case with Cognex Corporation. The Company expects to continue to incur significant litigation expenses in 2003 related to patent litigation with The MathWorks. A significant amount of the decrease in general and administrative costs in 2001 was due to reduced intellectual property defense costs, the result of the net recovery of $1.2 million of intellectual property defense costs accrued in the prior year, and to operational efficiencies resulting from continued systems improvement. Implementation of information systems to support the Company's new research and development facility, upgrading its worldwide business applications suite to Oracle's latest web-based release 11i and continued investment in the Company's web presence were the main areas of focus for investment in the information systems department in 2002. General and administrative expenses as a percentage of revenue increased to 9.1% during 2002 from 7.6% during 2001. The Company expects that general and administrative costs will increase in absolute amounts and will fluctuate as a percentage of revenue as the Company continues to invest in maintaining its existing systems, protecting its intellectual property, developing the infrastructure for the new Hungarian manufacturing facility, and developing web-based commerce and management information systems.

During the fourth quarter of 2002, the Company and Trilogy Software, Inc. ("Trilogy") settled a dispute regarding Trilogy's buy-out of the lease of the Company's Millenium office building which resulted in a gain of approximately $6.0 million from lease termination. As a result of additional facility lease consolidation, the Company incurred lease termination costs of approximately $2.4 million in the fourth quarter of 2002.

In the fourth quarter of 2002, the Company contributed approximately $3.6 milion to the National Instruments Foundation, a 501(c)(3) charitable foundation established in 2002 for the purpose of continued promotion of scientific and engineering research and education at higher education institutions worldwide. Two of the four directors of the National Instruments Foundation are current officers of National Instruments.

Interest Income and Expense. Interest income decreased 44% in 2002 from 2001, which followed a decrease of 9% in 2001 from 2000. The decrease in interest income in 2002 was primarily due to lower yields on the Company's investments. The primary source of interest income is from the investment of the Company's cash. Net cash provided by operating activities in 2002 totaled $51.0 million.

Net Foreign Exchange Gain (Loss). The Company experienced net foreign exchange losses of $724,000 in 2002, compared to losses of $1.4 million in 2001 and losses of $1.5 million in 2000. These results are attributable to movements between the U.S. dollar and the local currencies in countries in which the Company's subsidiaries are located. The Company recognizes the local currency as the functional currency of its international subsidiaries.

The Company utilizes foreign currency forward contracts to hedge a majority of its foreign currency denominated receivables in order to reduce its exposure to significant foreign currency fluctuations. The Company typically limits the duration of its "receivables" foreign currency forward contracts to 90 days.

The Company also utilizes foreign currency forward contracts and foreign currency purchased option contracts in order to reduce its exposure to fluctuations in future foreign currency cash flows. The Company purchases these contracts for up to 100% of its forecasted cash flows in selected currencies (primarily the euro, yen and pound sterling) and limits the duration of these contracts to 40 months. The foreign currency purchased option contracts are purchased "at-the-money" or "out-of-the-money." As a result, the Company's hedging activities only partially address its risks in foreign currency transactions, and there can be no assurance that this strategy will be successful. The Company does not invest in contracts for speculative purposes. (See Note 10 of Notes to Consolidated Financial Statements for a description of the Company's forward and purchased option contracts and hedged positions.) The Company's hedging strategy increased the foreign exchange loss for December 31, 2002 by $1.4 million and reduced the net foreign exchange loss for December 31, 2001 by $6.5 million.

Provision for Income Taxes. The provision for income taxes reflects an effective tax rate of 28% in 2002 and 32% in 2001 and 2000. The decrease in the effective rate resulted from income tax benefits attributable to the extraterritorial income exclusion and a change in the distrubion of income among taxing jurisdictions, particularly the impact of the Company's new manufacturing facility in Hungary. The effective tax rate is lower than the U.S. federal statutory rate of 35% primarily as a result of the extraterritorial income exclusion, tax-exempt interest and reduced tax rates in certain foreign jurisdictions.

Liquidity and Capital Resources

The Company is currently financing its operations and capital expenditures through cash flow from operations. At December 31, 2002, the Company had working capital of approximately $211.5 million compared to $209.8 million at December 31, 2001.

Accounts receivable increased to $63.0 million at December 31, 2002 from $53.6 million at December 31, 2001, as a result of higher sales levels in the fourth quarter of 2002 compared to the fourth quarter of 2001. Receivable days outstanding at December 31, 2002 increased to 54 days from 51 days at December 31, 2001. Consolidated inventory balances have increased to $39.2 million at December 31, 2002 from $32.6 million at December 31, 2001. The increase in inventory was due to the planned increase in finished goods and safety stock inventory which enabled the Company to reduce delivery time of products to customers thereby increasing customer satisfaction. Inventory turns of 2.8 per year for 2002 represent a decrease from turns of 3.1 per year for 2001.

Cash used in 2002 includes $30.8 million for the purchase of property and equipment, $19.6 million for the repurchase of approximately 813,000 shares of common stock and $5.8 million for capitalization of software development costs.

During 2002, the Company completed construction of, and moved into a 382,000 sq. ft. office building ("Mopac C") located on its North Austin campus. The total cost for the new building, including furniture, fixtures and equipment was approximately $57.4 million. The Company consolidated its leaseholds upon completion of its move into Mopac C during the fourth quarter of 2002. All the Company's buildings are free from lien.

The Company currently expects to fund expenditures for capital requirements as well as liquidity needs created by changes in working capital from a combination of available cash and short-term investment balances and internally generated funds. The Company estimates that its budgeted capital expenditures over the next fiscal year will be approximately $18 million. As of December 31, 2002, the Company had no debt outstanding.

The Company believes that the cash flow from operations, if any, existing cash balances and short-term investments, will be sufficient to meet its cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months will depend on the Company's profitability, its ability to manage working capital requirements and its rate of growth.

The following summarizes the Company's contractual cash obligations as of December 31, 2002 (in thousands):

	Payments Due by Period					
	Total	2003	2004	2005	2006	Beyond
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --
Capital lease obligations	--	--	--	--	--	--
Operating leases	4,456	1,652	1,616	988	102	98
Other long-term obligations	--	--	--	--	--	--
Total contractual cash obligations	$ 4,456	$ 1,652	$ 1,616	$ 988	$ 102	$ 98

The following summarizes the Company's other commercial commitments as of December 31, 2002 (in thousands):

	Amount of Commitment Expiration by Period					
	Total	2003	2004	2005	2006	Beyond
Guarantees	$ 3,800	$ 3,800	$ --	$ --	$ --	$ --
Other commercial commitments	4,300	4,300	--	--	--	--
Total commercial commitments	$ 8,100	$ 8,100	$ --	$ --	$ --	$ --

Financial Risk Management

The Company's international sales are subject to inherent risks, including fluctuations in local economies; difficulties in staffing and managing foreign operations; greater difficulty in accounts receivable collection; costs and risks of localizing products for foreign countries; unexpected changes in regulatory requirements, tariffs and other trade barriers; difficulties in the repatriation of earnings and burdens of complying with a wide variety of foreign laws. The Company's sales outside of North America are denominated in local currencies, and accordingly, the Company is subject to the risks associated with fluctuations in currency rates. In particular, increases in the value of the dollar against foreign currencies decrease the U.S. dollar value of foreign sales requiring the Company either to increase its price in the local currency, which could render the Company's product prices noncompetitive, or to suffer reduced revenues and gross margins as measured in U.S. dollars. These dynamics have adversely affected revenue growth in international markets in previous years. The Company's foreign currency hedging program includes both foreign currency forward and purchased option contracts to reduce the effect of exchange rate fluctuations. However, the hedging program will not eliminate all of the Company's foreign exchange risks. (See "Net Foreign Exchange Gain (Loss)" and Note 10 of Notes to Consolidated Financial Statements.)

The marketplace for the Company's products dictates that many of the Company's products be shipped very quickly after an order is received. As a result, the Company is required to maintain significant inventories. Therefore, inventory obsolescence is a risk for the Company due to frequent engineering changes, shifting customer demand, the emergence of new industry standards and rapid technological advances including the introduction by the Company or its competitors of products embodying new technology. While the Company maintains valuation allowances for excess and obsolete inventories and management continues to monitor the adequacy of such valuation allowances, there can be no assurance that such valuation allowances will be sufficient.

The Company has no debt or off-balance sheet debt. As of December 31, 2002, the Company has non-cancelable operating lease obligations of approximately $4.5 million and contractual purchase commitments with various suppliers of general components and customized inventory components of approximately $4.3 million. As of December 31, 2002, the Company has outstanding guarantees for payment of foreign operating leases, customs and foreign grants totaling approximately $3.8 million. (See Note 12 of Notes to Consolidated Financial Statements.) At December 31, 2002, the Company did not have any relationships with any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company were engaged in such relationships.

Market Risk

The Company is exposed to a variety of risks, including foreign currency fluctuations and changes in the market value of its investments. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency values and changes in the market value of its investments.

Foreign Currency Hedging Activities. The Company's objective in managing its exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in such exchange rates on the Company's earnings and cash flow. Accordingly, the Company utilizes purchased foreign currency option contracts and forward contracts to hedge its exposure on anticipated transactions and firm commitments. The principal currencies hedged are the euro, British pound and Japanese yen. The Company monitors its foreign exchange exposures regularly to ensure the overall effectiveness of its foreign currency hedge positions. However, there can be no assurance the Company's foreign currency hedging activities will substantially offset the impact of fluctuations in currency exchange rates on its results of operations and financial position. Based on the foreign exchange instruments outstanding at December 31, 2002, an adverse change (defined as 20% in the Asian currencies and 10% in all other currencies) in exchange rates would result in a decline in the aggregate fair market value of all instruments outstanding of approximately $13.7 million. However, as the Company utilizes foreign currency instruments for hedging anticipated and firmly committed transactions, management believes that a loss in fair value for those instruments will be substantially offset by increases in the value of the underlying exposure. (See Note 9 of Notes to Consolidated Financial Statements for a description of the Company's financial instruments at December 31, 2002 and 2001.)

Short-term Investments. The fair value of the Company's investments in marketable securities at December 31, 2002 was $113.6 million. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company's investment policy is to manage its investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. The Company diversifies the marketable securities portfolio by investing in multiple types of investment-grade securities. The Company's investment portfolio is primarily invested in short-term securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds. Based on the Company's investment portfolio and interest rates at December 31, 2002, a 100 basis point increase or decrease in interest rates would result in a decrease or increase of approximately $570,000, respectively, in the fair value of the investment portfolio. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments are sold.

Non-Audit Services

Prior to adoption of the Sarbanes-Oxley Act of 2002, the Company's Audit Committee modified its charter to require pre-approval of all non-audit services by its auditor, PricewaterhouseCoopers LLP including the following: tax research and consultations; international tax consulting; tax assistance and compliance in international locations; assistance with transfer pricing; expatriate tax services; consultations and assistance with other taxes including state and local taxes, sales and use taxes, customs and duties; review of intercompany agreements; and assistance with international manufacturing tax issues. The Company is currently monitoring the developments regarding new regulations as a result of the recent adoption of the Sarbanes-Oxley Act of 2002, and will comply with any new requirements.

Recently Issued Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.* The Statement rescinds SFAS No. 4 and requires that only unusual or infrequent gains and losses from extinguishment of debt should be classified as extraordinary items, consistent with APB Opinion 30. This Statement amends SFAS No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends certain existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 did not have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to on the date of an entity's commitment to an exit plan, which was the practice employed under EITF Issue 94-3. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS No. 146 is not expected to have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. This Statement also amends the disclosure provision of SFAS No. 123 and APB No. 28, *Interim Financial Reporting,* to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of SFAS No. 148 did not have a material effect on the Company's financial position or results of operations.

Critical Accounting Policies

The Company's critical accounting policies are as follows:

- ***Revenue recognition***

  Revenue from the sale and licensing of products is generally recognized on the date the product is shipped to the customer. Revenue related to the sale of maintenance contracts is deferred and amortized on a straight-line basis over the service period.

- ***Estimating allowances, specifically sales returns, the allowance for doubtful accounts and the valuation allowance for excess and obsolete inventories***

  The preparation of financial statements requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Specifically, the Company must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. The allowance for sales returns was $1.2 million at December 31, 2002. Material differences may result in the amount and timing of the Company's revenue for any period if management made different judgments or utilized different estimates. Similarly, our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts was $3.8 million at December 31, 2002. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated market value based on assumptions on future demands and market conditions. The valuation allowance for excess and obsolete inventories was $3.5 million at December 31, 2002. If actual market conditions are less favorable than those projected by management, additional inventory write downs may be required.

- ***Accounting for costs of computer software***

  The Company capitalizes costs related to the development and acquisition of certain software products. Capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Amortization is computed on an individual product basis for those products available for market and has been recognized based on the product's estimated economic life, generally three years. At each balance sheet date, the unamortized costs are reviewed by management and reduced to net realized value when necessary. As of December 31, 2002, unamortized capitalized software development costs was $9.3 million.

- ***Valuation of long-lived and intangible assets***

  The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

  - Significant underperformance relative to expected historical or projected future operating results;

  - Significant changes in the manner of the Company's use of the acquired assets or the strategy for the overall business;

  - Significant negative industry or economic trends;

  - The Company's market capitalization relative to net book value.

When it is determined that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the measurement of any impairment is determined and the carrying value is reduced as appropriate. As of December 31, 2002, the Company had net goodwill of approximately $5.8 million.

Factors Affecting the Company's Business

U.S./Global Economic Slowdown. As occurred in 2001 and 2002, the markets in which the Company does business could again experience the negative effects of a slowdown in the U.S. and/or Global economies. The Company could also be subject to or impacted by acts of terriorism and/or the effects that a war or U.S. military action would have on the U.S. and/or global economies. The worsening of the U.S. or Global economies could result in reduced purchasing and capital spending in any of the markets served by the Company which could have a material adverse effect on the Company's operating results.

Budgets. The Company has established an operating budget for 2003. The Company's spending for 2003 could exceed this budget due to a number of factors; including: additional marketing costs for conferences and tradeshows; increased costs from the over-hiring of product development engineers or other personnel; increased manufacturing costs resulting from component supply shortages and/or component price fluctuations; additional litigation expenses related to intellectual property litigation. Any future decreased demand for our products could result in decreased revenue and could require the Company to revise its budget and reduce expenditures. Exceeding the established operating budget or failing to revise its budget in response to any decrease in revenue could have a material adverse effect on the Company's operating results.

Risk of Component Shortages. As has occurred in the past, and as may be expected to occur in the future, supply shortages of components used in our products, including sole source components, can result in significant additional costs and inefficiencies in manufacturing. If the Company is unsuccessful in resolving any such component shortages, it will experience a significant impact on the timing of revenue and/or an increase in manufacturing costs, either of which would have a material adverse impact on the Company's operating results.

Fluctuations in Quarterly Results. The Company's quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a number of factors, including: changes in the mix of products sold; the availability and pricing of components from third parties (especially sole sources); the timing of orders; level of pricing of international sales; fluctuations in foreign currency exchange rates; the difficulty in maintaining margins, including the higher margins traditionally achieved in international sales; and changes in pricing policies by the Company, its competitors or suppliers. Specifically, if the local currencies in which the Company sells weaken against the U.S. dollar, and if the local sales prices cannot be raised, the Company will experience a deterioration of its gross and net profit margins. If the U.S. dollar strengthens in the future, it could have a material adverse effect on gross and net profit margins.

As has occurred in the past and as may be expected to occur in the future, new software products of the Company or new operating systems of third parties on which the Company's products are based, often contain bugs or errors that can result in reduced sales and/or cause the Company's support costs to increase, either of which could have a material adverse impact on the Company's operating results. Furthermore, the Company has significant revenues from customers in industries such as semiconductors, automated test equipment, telecommunications, aerospace, defense and automotive which are cyclical in nature. Downturns in these industries could have a material adverse effect on the Company's operating results.

In recent years, with the exception of 2001, the Company's revenues have been characterized by seasonality, with revenues typically being relatively constant in the first, second and third quarters, growing in the fourth quarter and being relatively flat or declining from the fourth quarter of the year to the first quarter of the following year. The Company believes the seasonality of its revenue results from the international mix of its revenue and the variability of the budgeting and purchasing cycles of its customers throughout each international region. In addition, total operating expenses have in the past tended to be higher in the second and third quarters of each year, due to recruiting and significantly increased intern personnel expenses.

New Product Introductions and Market Acceptance. The market for the Company's products is characterized by rapid technological change, evolving industry standards, changes in customer needs and frequent new product introductions, and is therefore highly dependent upon timely product innovation. The Company's success is dependent in part on its ability to successfully develop and introduce new and enhanced products on a timely basis to replace declining revenues from older products, and on increasing penetration in domestic and international markets. In the past, the Company has experienced significant delays between the announcement and the commercial availability of new products. Any significant delay in releasing new products could have a material adverse effect on the ultimate success of a product and other related products and could impede continued sales of predecessor products, any of which could have a material adverse effect on the Company's operating results. There can be no assurance that the Company will be able to introduce new products in accordance with announced release dates, that new products will achieve market acceptance or that any such acceptance will be sustained for any significant period. Failure of new products to achieve or sustain market acceptance could have a material adverse effect on the Company's operating results. Moreover, there can be no assurance that the Company's international sales will continue at existing levels or grow in accordance with the Company's efforts to increase foreign market penetration.

Risks Associated with Increased Development of Web Site. The Company has devoted significant resources in developing its Web site as a key marketing and sales tool and expects to continue to do so in the future. There can be no assurance that the Company will be successful in its attempt to leverage the Web to increase sales. The Company hosts its Web site internally. Failure to successfully maintain the Web site and to protect it from hackers could have a significant adverse impact on the Company's operating results.

Operation in Intensely Competitive Markets. The markets in which the Company operates are characterized by intense competition from numerous competitors, some of which are divisions of large corporations having far greater resources than the Company, and the Company expects to face further competition from new market entrants in the future. A key competitor is Agilent Technologies Inc. ("Agilent"). Agilent offers its own line of instrument controllers, and also offers hardware and software add-on products for third-party desktop computers and workstations that provide solutions that directly compete with the Company's virtual instrumentation products. Agilent is aggressively advertising and marketing products that are competitive with the Company's products. Because of Agilent's strong position in the instrumentation business, changes in its marketing strategy or product offerings could have a material adverse effect on the Company's operating results.

The Company believes its ability to compete successfully depends on a number of factors both within and outside its control, including: new product introductions by competitors; product pricing; quality and performance; success in developing new products; adequate manufacturing capacity and supply of components and materials; efficiency of manufacturing operations; effectiveness of sales and marketing resources and strategies; strategic relationships with other suppliers; timing of new product introductions by the Company; protection of the Company's products by effective use of intellectual property laws; general market and economic conditions; and government actions throughout the world. There can be no assurance that the Company will be able to compete successfully in the future.

Management Information Systems. During 2002, the Company devoted significant resources to implementing information systems to support its new research and development facility on its Austin campus. The Company also devoted significant resources to upgrading its Japanese office's business applications suite to Oralcle's latest web-based release 11i, and to continued development of web offerings. In 2003, the Company will be focusing on upgrading its U.S. office's business applications suite to Oracle's latest web-based release 11i, and will continue to devote significant resources to the development of the web. Failure to successfully implement these initiatives could have a material adverse effect on the Company's operating results.

The Company relies on three primary regional centers for its management information systems. As with any information system, unforeseen issues may arise that could affect management's ability to receive adequate, accurate and timely financial information, which in turn could inhibit effective and timely decisions. Furthermore, it is possible that one or more of the Company's three regional information systems could experience a complete or partial shutdown. If such a shutdown occurred near the end of a quarter it could impact the Company's product shipments and revenues, as product distribution is heavily dependent on the integrated management information systems in each region. Accordingly, operating results in that quarter would be adversely impacted. The Company is working to achieve reliable regional management information systems to control costs and improve the ability to deliver its products in substantially all of its direct markets worldwide. No assurance can be given that the Company's efforts will be successful. The failure to receive adequate, accurate and timely financial information could inhibit management's ability to make effective and timely decisions.

Risks Associated with International Operations and Foreign Economies. International sales are subject to inherent risks, including fluctuations in local economies, difficulties in staffing and managing foreign operations, greater difficulty in accounts receivable collection, costs and risks of localizing products for foreign countries, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in the repatriation of earnings and the burdens of complying with a wide variety of foreign laws. The Company must also comply with various import and export regulations. Failure to ensure compliance with these regulations could result in fines and/or termination of import and export privileges, which could have a material adverse effect on the Company's operating results. Additionally, the regulatory environment in some countries is very restrictive as their governments try to protect their local economy and value of their local currency against the U.S. dollar. Sales made by the Company's international direct sales offices are denominated in local currencies, and accordingly, the U.S. dollar equivalent of these sales is affected by changes in the weighted average value of the U.S. dollar. This weighted average is calculated as the percentage change in the value of the currency relative to the dollar, multiplied by the proportion of international sales recorded in the particular currency. Between 2002 and 2001, the weighted average value of the U.S. dollar decreased by 2.5%, causing an equivalent increase in the U.S. dollar value of the Company's foreign currency sales and expenses. If the weighted average value during 2002 had been the same as that in 2001, on a pro-forma basis, the Company's sales for 2002 would have been flat with sales from 2001. If the weighted average value during 2002 had been the same as that in 2001, on a pro-forma basis, the Company's consolidated operating expenses would have been $240.8 million, representing a decrease of $4.5 million. If the U.S. dollar strengthens in the future, it could have a materially adverse effect on the Company's operating results.

As of December 31, 2002, the Company has $1.0 million of deferred gains on yen foreign currency cash flow hedge contracts recorded in accumulated other comprehensive income that are expected to be reclassified into earnings over the next 12 months. If the yen fails to strengthen before the expiration of these contracts, and if the Company is unable to increase prices in Japan and/or globally, the Company will experience a deterioration of revenue and gross and net profit margins, which could have a material adverse effect on the Company's operating results.

Expansion of Manufacturing Capacity. During 2001, the Company completed construction of a second manufacturing facility. This facility is located in Hungary and became operational in the fourth quarter of 2001. This facility sources a significant portion of the Company's sales. Currently the Company is continuing to recruit and train the local work force and is continuing to develop and implement information systems to support its operation. This facility and its operation are also subject to risks associated with a new manufacturing facility and with doing business internationally, including difficulty in managing manufacturing operations in a foreign country, difficulty in achieving or maintaining product quality, interruption to transportation flows for delivery of components to us and finished goods to our customers, and changes in the country's political or economic conditions. No assurance can be given that the Company's efforts will be successful. Accordingly, failure to deal with these factors could result in interruption in the facility's operation or delays in expanding its capacity, either of which could have a material adverse effect on the Company's operating results.

Income Tax Rate. The Company established a manufacturing facility in Hungary in 2001. As a result of certain foreign investment incentives available under Hungarian law, the profit from the Company's Hungarian operation is currently exempt from income tax. These benefits may not be available in the future due to changes in Hungary's political condition and/or tax laws. The reduction or elimination of these foreign investment incentives would result in the reduction or elimination of certain tax benefits thereby increasing the Company's future effective income tax rate, which could have a material adverse effect on the Company's operating results.

The Company receives a substantial income tax benefit from the extraterritorial income exemption ("ETI") under U.S. law. The ETI rules provide that a percentage of the profits from products and intangibles exported from the U.S. are exempt from U.S. tax. This benefit may not be available in the future as the ETI has been ruled an illegal export subsidy by the World Trade Organization. The repeal of the ETI would result in the elimination of this tax benefit thereby increasing the Company's future effective income tax rate, which could have a material adverse effect on the Company's operating results.

Products Dependent on Certain Industries. Sales of the Company's products are dependent on customers in certain industries, particularly the telecommunications, semiconductor, automotive, automated test equipment, defense and aerospace industries. As experienced in the past, and as may be expected to occur in the future, downturns characterized by diminished product demand in any one or more of these industries could result in decreased sales, which could have a material adverse effect on the Company's operating results.

Dependence on Key Suppliers. The Company's manufacturing processes use large volumes of high-quality components and subassemblies supplied by outside sources. Several of these components are available through sole or limited sources. Sole-source components purchased by the Company include custom application-specific integrated circuits ("ASICS") and other components. The Company has in the past experienced delays and quality problems in connection with sole-source components, and there can be no assurance that these problems will not recur in the future. Accordingly, the failure to receive sole-source components from suppliers could result in a material adverse effect on the Company's revenues and operating results.

Stock-based Compensation Plans. The Company has two active stock-based compensation plans and one inactive plan. The two active stock-based compensation plans are the 1994 Incentive Stock Option Plan and the Employee Stock Purchase Plan. The Company currently adheres to the disclosure only provisions of SFAS No. 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, and as such, no compensation cost has been recognized in the Company's financial statements for the stock option plan and the stock purchase plan. The Company is currently monitoring the recent discussions related to possible new regulations regarding the accounting treatment for stock options. The Company will comply with any changes in the accounting of stock options required by the FASB. If the fair value based method of accounting for stock options established under SFAS No. 123 were adopted effective January 1, 2002, for the options granted during 2002, the Company estimates it would have recognized stock option expense of approximately $614,000. If the Company were to adopt the accounting provision of SFAS No. 123, the adoption would be prospective. Accordingly, the Company would expect stock option expense to increase in the future if additional stock options are issued.

Proprietary Rights and Intellectual Property Litigation. The Company's success depends on its ability to obtain and maintain patents and other proprietary rights relative to the technologies used in its principal products. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may have in the past infringed or violated certain of the Company's intellectual property rights. The Company is currently involved in litigation in federal court alleging patent infringement by the products of a defendant. As is typical in the industry, the Company from time to time may be notified that it is infringing certain patent or intellectual property rights of others. There can be no assurance that this litigation and any other intellectual property litigation initiated in the future will not cause significant litigation expense, liability and a diversion of management's attention which may have a material adverse effect on the Company's operating results.

Dependence on Key Management and Technical Personnel. The Company's success depends to a significant degree upon the continued contributions of its key management, sales, marketing, research and development and operational personnel, including Dr. Truchard, the Company's Chairman and Chief Executive Officer, and other members of senior management and key technical personnel. The Company has no agreements providing for the employment of any of its key employees for any fixed term and the Company's key employees may voluntarily terminate their employment with the Company at any time. The loss of the services of one or more of the Company's key employees in the future could have a material adverse affect on operating results. The Company also believes its future success will depend upon its ability to attract and retain additional highly skilled management, technical, marketing, research and development, and operational personnel with experience in managing large and rapidly changing companies, as well as training, motivating and supervising the employees. In addition, the recruiting environment for software engineering, sales and other technical professionals is very competitive. Competition for qualified software engineers is particularly intense and is likely to result in increased personnel costs. Failure to attract or retain qualified software engineers could have an adverse effect on the Company's operating results. The Company also recruits and employs foreign nationals to achieve its hiring goals primarily for engineering and software positions. There can be no guarantee that the Company will continue to be able to recruit foreign nationals to the current degree. These factors further intensify competition for key personnel, and there can be no assurance that the Company will be successful in retaining its existing key personnel or attracting and retaining additional key personnel. Failure to attract and retain a sufficient number of technical personnel could have a material adverse effect on the Company's operationg results.

Risk of Product Liability Claims. The Company's products are designed to provide information upon which the users may rely. The Company attempts to assure the quality and accuracy of the processes contained in its products, and to limit its product liability exposure through contractual limitations on liability, including disclaimers in its "shrink wrap" license agreements with end-users. If future products contain errors that produce incorrect results on which users rely, customer acceptance of the Company's products could be adversely affected. Further, the Company could be subject to liability claims that could have a material adverse effect on the Company's operating results or financial position. Although the Company maintains liability insurance, there can be no assurance that such insurance or the contractual provisions used by the Company to limit its liability will be sufficient.

ITEM 7(a). MARKET RISK

Response to this item is included in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk" above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is incorporated by reference to the Consolidated Financial Statements set forth on pages F-1 through F-21 and S-1 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant intends to file a definitive proxy statement pursuant to Regulation 14A with the Securities and Exchange Commission (the "Proxy Statement") relating to its annual meeting of stockholders not later than 120 days after the end of the fiscal year covered by this Report, and such information is incorporated by reference herein.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information concerning the Company's directors required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Election of Directors."

The information concerning the Company's executive officers required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the Company's Proxy Statement under the heading "Election of Directors."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

From time to time the Company's directors, executive officers and other insiders may adopt stock trading plans pursuant to Rule 10b5-1(c) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Starting in the fourth quarter of 2000, Jeffrey L. Kodosky and James J. Truchard have made periodic sales of the Company's stock pursuant to such plans.

The information required by this Item pursuant to Item 403 of Regulation S-K is incorporated by reference to the Company's Proxy Statement under the heading "Election of Directors."

The information required by this Item pursuant to Item 201(d) of Regulation S-K is incorporated by reference to the Company's Proxy Statement under the heading "Equity Compensation Plans Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the fourth quarter of 2002, the Company contributed approximately $3.6 milion to the National Instruments Foundation, a 501(c)(3) charitable foundation established in 2002 for the purpose of continued promotion of scientific and engineering research and education at higher education institutions worldwide. Two of the four directors of the National Instruments Foundation are current officers of National Instruments.

During 2001, the Company acquired a 10% minority interest in another company for $2.5 million. Because of the Company's ownership percentage and its lack of control and inability to exert influence over this entity, this investment is accounted for under the cost method. Sales to this company during 2002 and 2001 were $141,000 and $96,000, respectively. Trade receivables from this company at December 31, 2002 and 2001 were approximately $28,000 and $7,000, respectively. The Company has no other minority investments in any other entities.

In addition, the information required by this item is incorporated by reference to the Company's Proxy Statement under the heading "Certain Relationships and Related Transactions."

ITEM 14. CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities and Exchange Act of 1934, as amended) as of a date within 90 days of the filing of this annual report (the "Evaluation Date"), have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the Evaluation Date.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents Filed with Report

1. *Financial Statements.* See Index to Consolidated Financial Statements at page F-1 of this Form 10-K and the Financial Statements and Notes thereto which are included at pages F-2 to F-21 of this Form 10-K.

2. *Exhibits.*

Exhibit Number	Description
3.1*	Certificate of Incorporation of the Company.
3.2*	Bylaws of the Company.
4.1*	Specimen of Common Stock certificate of the Company.
4.2*	Rights Agreement dated as of May 19, 1994, between the Company and The First National Bank of Boston.
10.1*	Form of Indemnification Agreement.
10.2*	1994 Incentive Plan.**
10.3*	1994 Employee Stock Purchase Plan.**
10.4	Agreement Regarding Terms of Employment.
11.0	Computation of Earnings Per Share.
21.1	Subsidiaries of the Company.
23.0	Consent of Independent Accountants.
24.0	Power of Attorney (included on page 35).
99.1	Certification of Chief Executive Officer and Chief Financial Officer.

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-88386) declared effective March 13, 1995.

** Management Contract or Compensatory, Plan or Arrangement.

(b) Reports on Form 8-K

Not Applicable.

(c) Exhibits

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant

NATIONAL INSTRUMENTS CORPORATION

January 26, 2003

BY: /s/ Dr. James J. Truchard
Dr. James J. Truchard
Chairman of the Board and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. James J. Truchard and Alexander M. Davern, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and conforming all that each of said attorneys-in-fact, or his substitute or substitutes, any do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ Dr. James J. Truchard Dr. James J. Truchard	Chairman of the Board and President (Principal Executive Officer)	January 26, 2003
/s/ Alexander M. Davern Alexander M. Davern	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	January 27, 2003
/s/ Jeffrey L. Kodosky Jeffrey L. Kodosky	Director	January 24, 2003
/s/ Dr. Donald M. Carlton Dr. Donald M. Carlton	Director	January 24, 2003
/s/ Ben G. Streetman Ben G. Streetman	Director	January 27, 2003
/s/ R. Gary Daniels R. Gary Daniels	Director	January 26, 2003
/s/ Charles J. Roesslein Charles J. Roesslein	Director	January 25, 2003
/s/ Duy-Loan T. Le Duy-Loan T. Le	Director	January 27, 2003

I, James Truchard, certify that:

1. I have reviewed this annual report on Form 10-K of National Instruments Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 26, 2003

/s/ James Truchard
James Truchard
Chief Executive Officer

I, Alexander Davern, certify that:

1. I have reviewed this annual report on Form 10-K of National Instruments Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: January 27, 2003

/s/ Alexander Davern
Alexander Davern
Chief Financial Officer



NATIONAL INSTRUMENTS CORPORATION

INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable.

Report of Independent Accountants

To the Board of Directors and Stockholders
of National Instruments Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of National Instruments Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

Austin, Texas
January 27, 2003

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,240	$ 49,089
Short-term investments	113,638	101,422
Accounts receivable, net	62,981	53,624
Inventories, net	39,247	32,607
Prepaid expenses and other current assets	13,756	20,608
Deferred income taxes, net	8,104	6,408
Total current assets	277,966	263,758
Property and equipment, net	152,133	137,360
Intangibles and other assets	28,615	23,501
Total assets	$ 458,714	$ 424,619
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,578	$ 28,958
Accrued compensation	9,555	8,944
Accrued expenses and other liabilities	13,507	6,819
Income taxes payable	6,153	1,298
Other taxes payable	11,720	7,903
Total current liabilities	66,513	53,922
Deferred income taxes, net	5,738	4,533
Total liabilities	72,251	58,455
Commitments and contingencies (Note 13)	—	—
Stockholders' equity:		
Common stock: par value $0.01; 180,000,000 shares authorized; 51,074,607 and 51,162,469 shares issued and outstanding, respectively	511	512
Additional paid-in capital	72,063	78,261
Retained earnings	321,813	290,408
Accumulated other comprehensive loss	(7,924)	(3,017)
Total stockholders' equity	386,463	366,164
Total liabilities and stockholders' equity	$ 458,714	$ 424,619

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	For the Years Ended December 31,		
	2002	2001	2000
Net sales	$390,790	$385,275	$410,149
Cost of sales	105,086	101,297	98,326
Gross profit	285,704	283,978	311,823
Operating expenses:			
Sales and marketing	145,671	145,555	147,377
Research and development	63,964	60,745	55,954
General and administrative	35,714	29,234	32,077
Total operating expenses	245,349	235,534	235,408
Operating income	40,355	48,444	76,415
Other income (expense):			
Interest income	3,295	5,837	6,390
Interest expense	(128)	(26)	(533)
Net foreign exchange loss	(724)	(1,424)	(1,482)
Other income, net	820	702	323
Income before income taxes	43,618	53,533	81,113
Provision for income taxes	12,213	17,131	25,956
Net income	$ 31,405	$ 36,402	$ 55,157
Basic earnings per share	$ 0.61	$ 0.72	$ 1.10
Weighted average shares outstanding - basic	51,219	50,910	50,332
Diluted earnings per share	$ 0.59	$ 0.68	$ 1.03
Weighted average shares outstanding - diluted	53,411	53,651	53,564

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2002	2001	2000
Cash flow from operating activities:			
Net income	$ 31,405	$ 36,402	$ 55,157
Adjustments to reconcile net income to cash provided by operating activities:			
Charges to income not requiring cash outlays:			
Depreciation and amortization	20,748	16,802	16,345
Provision (benefit) for deferred income taxes	(207)	822	(832)
Tax benefit from stock option plans	1,835	1,665	1,363
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(9,357)	21,080	(16,425)
Decrease (increase) in inventory	(6,640)	685	(7,131)
Decrease (increase) in prepaid expenses and other assets	1,823	(9,574)	(1,655)
(Decrease) increase in accounts payable	(3,380)	(1,407)	7,047
(Decrease) increase in taxes and other liabilities	12,906	(9,322)	1,127
Net cash provided by operating activities	49,133	57,153	54,996
Cash flow from investing activities:			
Capital expenditures	(30,817)	(65,274)	(27,631)
Additions to intangibles	(8,750)	(4,903)	(6,930)
Purchases of short-term investments	(134,434)	(149,505)	(97,685)
Sales of short-term investments	122,218	127,608	101,685
Net cash used in investing activities	(51,783)	(92,074)	(30,561)
Cash flow from financing activities:			
Repayments of long-term debt	–	–	(5,177)
Proceeds from issuance of common stock	13,424	12,242	10,710
Repurchase of common stock	(19,623)	(3,509)	–
Net cash provided by (used in) financing activities	(6,199)	8,733	5,533
Net increase (decrease) in cash and cash equivalents	(8,849)	(26,188)	29,968
Cash and cash equivalents at beginning of period	49,089	75,277	45,309
Cash and cash equivalents at end of period	$ 40,240	$ 49,089	$ 75,277
Cash paid for interest and income taxes			
Interest	$ 128	$ 26	$ 601
Income taxes	$ 5,052	$ 15,814	$ 26,776

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock (Shares)	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Gain/(Loss)	Total Stockholders' Equity
Balance at December 31, 1999	50,047,182	$ 500	$ 58,830	$198,849	$ (3,944)	$ 254,235
Net income				55,157		55,157
Foreign currency translation adjustment (net of $1,126 tax benefit)					(2,090)	(2,090)
Unrealized gain on securities available for sale (net of $75 tax expense)					202	202
Unrealized gain on derivative instruments (net of $1,512 tax expense)					2,809	2,809
Issuance of common stock under employee plans	587,421	6	10,704			10,710
Balance at December 31, 2000	50,634,603	$ 506	$ 69,534	$254,006	$ (3,023)	$ 321,023
Net income				36,402		36,402
Foreign currency translation adjustment (net of $1,137 tax benefit)					(2,417)	(2,417)
Unrealized loss on securities available for sale (net of $0 tax benefit)					(167)	(167)
Unrealized gain on derivative instruments (net of $1,449 tax expense)					2,590	2,590
Issuance of common stock under employee plans	649,666	6	12,236			12,242
Repurchase and retirement of common stock	(121,800)		(3,509)			(3,509)
Balance at December 31, 2001	51,162,469	$ 512	$ 78,261	$290,408	$ (3,017)	$ 366,164
Net income				31,405		31,405
Foreign currency translation adjustment (net of $1,355 tax expense)					3,483	3,483
Unrealized gain on securities available for sale (net of $0 tax benefit)					147	147
Unrealized loss on derivative instruments (net of $3,320 tax benefit)					(8,537)	(8,537)
Issuance of common stock under employee plans	725,488	7	13,417			13,424
Repurchase and retirement of common stock	(813,350)	(8)	(19,615)			(19,623)
Balance at December 31, 2002	51,074,607	$ 511	$ 72,063	$321,813	$ (7,924)	$ 386,463

The accompanying notes are an integral part of these consolidated financial statements.

NATIONAL INSTRUMENTS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Operations and summary of significant accounting policies

National Instruments Corporation (the "Company") is a Delaware Corporation. The Company engages in the design, development, manufacture and marketing of instrumentation software and specialty computer plug-in cards and accessories that users combine with industry standard computers, networks and the Internet to create measurement and automation systems. The Company offers hundreds of products used to create virtual instrumentation systems for general, commercial, industrial and scientific applications. The Company's products may be used in different environments, and consequently, specific application of the Company's products is determined by the customer and often is not known to the Company. The Company approaches all markets with essentially the same products, which are used in a variety of applications from research and development to production testing and industrial control. The following industries and applications are served worldwide by the Company: advanced research, automotive, commercial aerospace, computers and electronics, continuous process manufacturing, education, government/defense, medical research/pharmaceutical, power/energy, semiconductors, automated test equipment, telecommunications and others. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Certain prior year amounts have been reclassified to conform with the 2002 presentation.

Use of estimates

Judgments and estimates by management are required in the preparation of financial statements to conform with U.S. generally accepted accounting principles. The estimates and underlying assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies at the balance sheet date and the reported revenues and expenses for the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less at the date of acquisition.

Short-term investments

Short-term investments consist of corporate, state and municipal securities with readily determinable fair market values and original maturities in excess of three months. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The Company's investments are classified as available-for-sale and accordingly are reported at fair value, with unrealized gains and losses reported as other comprehensive income. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary. The specific identification method is used to determine the cost of securities sold.

Inventories

Inventories are stated at the lower-of-cost or market. Cost is determined using standard costs, which approximate the first-in first-out (FIFO) method. Cost includes the acquisition cost of purchased components, parts and subassemblies, in-bound freight costs, labor and overhead. Market, is replacement cost with respect to raw materials and, is net realizable value with respect to work in process and finished goods.

Inventory is shown net of valuation allowance for excess and obsolete inventories of $3.5 million and $2.9 million at December 31, 2002 and 2001, respectively.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from twenty to forty years for buildings, three to seven years for purchased internal use software and three to five years for equipment. Leasehold improvements are depreciated over the shorter of the life of the lease or the asset.

Intangible assets

The Company has capitalized costs related to the development and acquisition of certain software products. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed*, capitalization of costs begins when technological feasibility has been established and ends when the product is available for general release to customers. Technological feasibility for Ntaional Instruments products is established when the product is available for beta release. Amortization is computed on an individual product basis for those products available for market and has been recognized based on the product's estimated economic life, generally three years. Patents are amortized using the straight-line method over their estimated period of benefit, generally seventeen years. At each balance sheet date, the unamortized costs for all intanbigle assets are reviewed by management and reduced to net realizable value when necessary.

The excess purchase price over the fair value of assets acquired is recorded as goodwill. Beginning in 2002 with the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets,* goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of benefit, ten years.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of foreign currency forward and option contracts, cash and cash equivalents, short-term investments and trade accounts receivable. In management's opinion, no significant concentration of credit risk exists for the Company.

The Company's counterparties in its foreign currency forward and option contracts are major financial institutions. The Company does not anticipate nonperformance by these counterparties. The Company maintains cash and cash equivalents with various financial institutions located in many countries worldwide. The Company's short-term investments are diversified among and limited to high-quality securities with high credit ratings. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across many countries and industries. The amount of sales to any individual customer did not exceed 3% of revenue for the periods presented. The amount of trade accounts receivable from any individual customer at December 31, 2002 was approximately $600,000.

Revenue recognition

Sales revenue is generally recognized on the date the product is shipped to the customer. Provision is made for estimated sales returns based on actual historical experience. Revenue related to the sale of maintenance contracts is deferred and amortized on a straight-line basis over the service period. Deferred revenue at December 31, 2002 and 2001 is $5.4 million and $4.2 million respectively.

Accounts receivable are net of allowances for doubtful accounts of $3.8 million and $4.9 million at December 31, 2002 and 2001, respectively.

Warranty expense

The Company offers a one-year limited warranty on most hardware products and a 90-day warranty on software products, which is included in the sales price of many of its products. Provision is made for estimated future warranty costs at the time of sale.

The warranty reserve at December 31, was as follows (in thousands):

	Dollar Amount of Liability	
	2002	2001
Balance at the beginning of the period	865	715
Accruals for warranties issued during the period	988	1,484
Settlements made (in cash or in kind) during the period	(1,138)	(1,334)
Balance at the end of the period	715	865

Legal defense costs

The Company accrues for legal defense costs on an undiscounted basis, in accordance with SFAS No. 5, *Accounting for Loss Contingencies,* when such costs are considered probable of being incurred and are reasonably estimable. The Company periodically evaluates available information, both internal and external, relative to such contingencies and adjusts this accrual as necessary.

Advertising expense

The Company expenses its costs of advertising as incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 is $29.6 million, $30.4 million and $35.4 million, respectively.

Foreign currency translation

The functional currency for the Company's international operations is the applicable local currency. The assets and liabilities of these operations are translated at the rate of exchange in effect on the balance sheet date; sales and expenses are translated at average rates. The resultant gains or losses from translation are included in a separate component of other comprehensive income. Gains and losses resulting from remeasuring monetary asset and liability accounts that are denominated in a currency other than a subsidiary's functional currency are included in determining net income.

Foreign currency hedging instruments

All of the Company's derivative instruments are recognized on the balance sheet at their fair value. The Company currently uses foreign currency forward and purchased option contracts to hedge its exposure to material foreign currency denominated receivables and forecasted foreign currency cash flows.

On the date the derivative contract is entered into, the Company designates its derivative as either a hedge of the fair value of foreign currency denominated receivables ("fair-value" hedge) or as a hedge of the variability of foreign currency cash flows to be received ("cash flow" hedge). Changes in the fair market value of a fair-value hedge are recorded, along with the loss or gain on the re-measurement of foreign-currency-denominated receivables, in current earnings. Changes in the fair value of derivatives that are highly effective as—and that are designated and qualify as—cash flow hedges under SFAS No. 133 are recorded in other comprehensive income. These amounts are subsequently reclassified into earnings in the period during which the hedge transaction is realized. The Company does not enter into derivative contracts for speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used to hedge forecasted transactions are highly effective in offsetting changes in cash flows of hedged items.

The Company prospectively discontinues hedge accounting if (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated or exercised; (3) the derivative is de-designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

Income taxes

The Company accounts for income taxes under the asset and liability method as set forth in SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Earnings per share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding (if dilutive) during each period. Common share equivalents include stock options. The number of common share equivalents outstanding relating to stock options is computed using the treasury stock method.

The reconciliation of the denominators used to calculate the basic EPS and diluted EPS for the years ended December 31, 2002, 2001 and 2000, respectively, are as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Weighted average shares outstanding-basic	51,219	50,910	50,332
Plus: Common share equivalents			
Stock options	2,192	2,741	3,232
Weighted average shares outstanding-diluted	53,411	53,651	53,564

Stock options to acquire 1,649,000, 1,394,000 and 990,000 shares for the years ended December 31, 2002, 2001 and 2000, respectively, were excluded from the computations of diluted earnings per share because the effect of including stock options would have been anti-dilutive.

Stock-based compensation plans

The Company has two active stock-based compensation plans and one inactive plan. The two active stock-based compensation plans are the 1994 Incentive Stock Option Plan and the Employee Stock Purchase Plan. The Company follows the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* As allowed by SFAS No. 123, the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock issued to Employees* and related interpretations in accounting for its plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. No compensation cost has been recognized in the Company's financial statements for the stock option plan and the stock purchase plan. If compensation cost for the Company's two active stock-based compensation plans were determined based on the fair value at the grant date for awards under those plans consistent with the method established by SFAS No. 123, the Company's net income and earnings per share would approximate the pro-forma amounts below (in thousands, except per share data):

	Year Ended Deccember 31,		
	2002	2001	2000
Net income, as reported	$ 31,405	$ 36,402	$ 55,157
Stock-based compensation included in reported net income, net of related tax effects	--	--	--
Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(14,019)	(14,086)	(10,850)
Pro-forma net income	$ 17,386	$ 22,316	$ 44,307
Earnings per share:			
Basic – as reported	$ 0.61	$ 0.72	$ 1.10
Basic – pro-forma	$ 0.34	$ 0.44	$ 0.88
Diluted – as reported	$ 0.59	$ 0.68	$ 1.03
Diluted – pro-forma	$ 0.33	$ 0.42	$ 0.83

Comprehensive income

The Company follows SFAS No. 130, *Reporting Comprehensive Income,* which established standards for reporting comprehensive income and its components including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Total comprehensive income for 2002, 2001 and 2000 was $26.5 million, $36.4 million and $56.1 million, respectively.

Recently issued accounting pronouncements

In May 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.* The Statement rescinds SFAS No. 4 and requires that only unusual or infrequent gains and losses from extinguishment of debt should be classified as extraordinary items, consistent with APB Opinion 30. This Statement amends SFAS No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends certain existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted SFAS No 145 effective July 1, 2002. The adoption of SFAS No. 145 did not have a material effect on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to on the date of an entity's commitment to an exit plan, which was the practice employed under EITF Issue 94-3. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS No. 146 is not expected to have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. This Statement also amends the disclosure provision of SFAS No. 123 and APB No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted SFAS No. 148 effective December 31, 2002. The adoption of SFAS No. 148 did not have a material effect on the Company's financial position or results of operations.

Note 2: Short-term investments

Short-term investments at December 31, 2002 and 2001, consisting of corporate, state and municipal securities, were acquired at an aggregate cost of $113.6 million and $101.0 million, respectively. The contractual maturities of these securities, which are classified as available-for-sale and carried at fair value, are as follows (in thousands):

	December 31,	
	2002	2001
Less than 90 days	$ 33,237	$ 14,004
90 days to one year	40,377	36,799
One year through two years	38,876	23,233
Two years through three years	1,148	27,386
	$113,638	$101,422

Note 3: Inventories

Inventories, net consist of the following (in thousands):

	December 31,	
	2002	2001
Raw materials	$21,127	$15,394
Work-in-process	1,324	824
Finished goods	16,796	16,389
	$39,247	$32,607

Note 4: Property and equipment

Property and equipment consist of the following (in thousands):

	December 31,	
	2002	2001
Land	$ 5,850	$ 5,665
Buildings	121,320	66,819
Furniture and equipment	114,166	93,608
	241,336	166,092
Accumulated depreciation	(89,203)	(73,159)
Construction-in-progress	–	44,427
	$152,133	$137,360

Depreciation expense for the years ended December 31, 2002, 2001 and 2000, was $16.0 million, $12.6 million and $12.8 million, respectively.

Note 5: Intangibles and other assets

Intangibles at December 31, 2002 and 2001 include capitalized software development costs of $9.3 million and $7.5 million (net of accumulated amortization of $15.6 million and $11.7 million), respectively, goodwill of $5.8 million and $4.9 million in 2002 and 2001 (net of accumulated amortization of $1.9 million and $1.6 million), respectively, and patents of $5.6 million and $4.4 million in 2002 and 2001 (net of accumulated amortization of $1.1 million and $731,000), respectively. Total amortization costs were $4.7 million, $4.2 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Software development costs capitalized during 2002, 2001 and 2000 were $5.8 million, $3.9 million and $5.0 million, respectively, and related amortization was $3.8 million, $3.1 million and $2.6 million, respectively.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142, discontinues amortization of acquired goodwill and instead requires annual impairment testing. The Company adopted SFAS No. 142 effective January 1, 2002. Adoption of SFAS No. 142 did not have a material impact on the Company's financial position or results of operations.

Note 6: Income taxes

The components of income before the provision for income taxes are as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Domestic	$38,517	$47,085	$68,982
Foreign	5,101	6,448	12,131
	$43,618	$53,533	$81,113

The provision for income taxes charged to operations is as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Current tax expense:			
U.S. federal	$ 8,798	$12,856	$22,902
State	654	1,575	2,043
Foreign	2,968	1,878	1,843
Total current	12,420	16,309	26,788
Deferred tax expense (benefit):			
U.S. federal	580	1,078	(2,031)
State	56	123	(12)
Foreign	(843)	(379)	1,211
Total deferred	(207)	822	(832)
Total provision	$12,213	$17,131	$25,956

Deferred tax liabilities (assets) at December 31, 2002 and 2001 as follows (in thousands):

	December 31,	
	2002	2001
Capitalized software	$ 3,246	$ 2,548
Unrealized gain on derivative instruments	967	2,588
Depreciation and amortization	2,906	1,088
Unrealized exchange gain	—	381
Accrued legal expenses	116	—
Undistributed earnings of foreign subsidiaries	183	114
Gross deferred tax liabilities	7,418	6,719
Operating loss carryforwards	(2,465)	(1,180)
Vacation and other accruals	(1,852)	(1,559)
Inventory valuation and warranty provisions	(3,218)	(3,611)
Doubtful accounts and sales provisions	(1,184)	(1,615)
Unrealized exchange loss	(588)	—
Intercompany profit	(1,911)	(1,234)
Accrued rent expenses	(818)	—
Accrued legal expenses	—	(319)
Other	(473)	(797)
Gross deferred tax assets	(12,509)	(10,315)
Valuation allowance	615	557
Net deferred tax asset	$ (4,476)	$ (3,039)

A reconciliation of income taxes at the U.S. federal statutory income tax rate to the effective tax rate follows:

	Years Ended December 31,		
	2002	2001	2000
U.S. federal statutory tax rate	35%	35%	35%
Foreign sales corporation/ETI benefit	(6)	(2)	(2)
Foreign taxes more (less) than federal statutory rate	2	(1)	(1)
Research and development tax credit	(2)	(1)	—
Tax exempt interest	(2)	(2)	(2)
State income taxes, net of federal tax benefit	1	3	2
Effective tax rate	28%	32%	32%

As of December 31, 2002, fifteen of the Company's subsidiaries have available, for income tax purposes, foreign net operating loss carryforwards of approximately $15.8 million, of which $1.3 million expire during the years 2005 - 2010 and $14.5 million of which may be carried forward indefinitely. The Company's tax valuation allowance relates to the realizability of these foreign net operating loss carryforwards. The profit from the Company's Hungarian operation is currently exempt from income tax. These benefits may not be available in the future due to changes in Hungary's political condition and/or tax laws.

The Company has not provided for U.S. federal income and foreign withholding taxes on approximately $9.4 million of certain non-U.S. subsidiaries' undistributed earnings as of December 31, 2002. These earnings would become subject to taxes of approximately $2.3 million, if they were actually or deemed to be remitted to the parent company as dividends or if the Company should sell its stock in these subsidiaries. The Company currently intends to reinvest indefinitely these undistributed earnings.

Note 7: Stockholders' equity

Stock repurchases and retirements

In 1998, the Company's Board of Directors approved the repurchase and retirement of shares of common stock to reduce the dilutive effect of the Company's stock plans. Pursuant to this repurchase program, the Company has repurchased and retired a total of 935,150 shares for approximately $23.1 million.

Stock option plans

The stockholders of the Company approved the 1994 Incentive Stock Option Plan on May 9, 1994. At the time of approval, 6,075,000 shares of the Company's common stock were reserved for issuance under this plan. In 1997, an additional 4,725,000 shares of the Company's common stock were reserved for issuance under this plan. The 1994 Plan, administered by the Compensation Committee of the Board of Directors, provides for granting of incentive awards in the form of stock options to directors, executive officers and employees of the Company and its subsidiaries. Awards under the plan must be granted within ten years of the effective date of the 1994 Plan. Options granted may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonqualified options. The right to purchase shares vests over a five to ten-year period, beginning on the date of grant. Stock options must be exercised within ten years from date of grant. Stock options are issued at market price at the grant date. Shares available for grant at December 31, 2002 were 1,848,955.

Transactions under all plans are summarized as follows:

	Number of shares under option	Weighted average exercise price
Outstanding at December 31, 1999	5,516,962	$ 14.95
Exercised	(443,544)	11.56
Canceled	(209,966)	24.98
Granted	1,451,062	47.92
Outstanding at December 31, 2000	6,314,514	$ 22.40
Exercised	(388,474)	11.52
Canceled	(191,940)	33.00
Granted	1,520,527	32.13
Outstanding at December 31, 2001	7,254,627	$ 24.74
Exercised	(386,012)	11.42
Canceled	(173,678)	36.07
Granted	322,463	36.25
Outstanding at December 31, 2002	7,017,400	$ 25.69
Options exercisable at December 31:		
2000	2,964,530	$ 14.20
2001	3,683,015	17.52
2002	4,189,185	20.44

	Number of shares under option	Weighted average fair value
Weighted average, grant date fair value of options granted during:		
2000	1,451,062	$ 25.17
2001	1,520,527	16.71
2002	322,463	17.65

	December 31, 2002				
	Options Outstanding			Options Exercisable	
Exercise price	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life (yrs)	Number of options exercisable	Weighted average exercise price
$ 6.44 – $ 8.89	1,129,910	$ 8.09	3	1,086,710	$ 8.06
9.11 – 14.44	1,136,567	14.22	4	975,566	14.21
14.83 – 22.96	1,671,508	20.98	6	1,208,812	21.11
23.33 – 30.50	1,383,469	30.90	8	336,040	30.74
31.56 – 51.56	1,695,946	45.52	8	582,057	46.61
	7,017,400	$ 25.69	6	4,189,185	$ 20.44

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend expense yield	0%	0%	0%
Expected life	5 years	5 years	5 years
Expected volatility	44.7%	43.1%	40.6%
Risk-free interest rate	4.5%	4.7%	6.8%

Employee stock purchase plan

The Company's employee stock purchase plan permits substantially all domestic employees and employees of designated subsidiaries to acquire the Company's common stock at a purchase price of 85% of the lower of the market price at the beginning or the end of the participation period. The semi-annual periods begin on October 1 and April 1 of each year. Employees may designate up to 15% of their compensation for the purchase of common stock. Common stock reserved for future employee purchases aggregated 1,825,328 shares at December 31, 2002. Shares issued under this plan were 357,955 in 2002. The weighted average fair value of the employees' purchase rights, as shown below was estimated using the Black-Scholes model with the following assumptions:

	2002	2001	2000
Dividend expense yield	0%	0%	0%
Expected life	6 months	6 months	6 months
Expected volatility	43%	41%	58%
Risk-free interest rate	2.3%	5.1%	5.6%

Weighted average, grant date fair value of purchase rights granted under the Employee Stock Purchase Plan:

	Number of shares	Weighted average fair value
2000	158,158	$ 14.54
2001	290,082	7.95
2002	323,265	7.76

Stockholders' rights plan

During 1995, the Board of Directors declared a dividend distribution of one common share purchase right for each outstanding share of Common Stock. The rights become exercisable under certain conditions involving acquisition of the Company's Common Stock. Under certain other conditions where the Company is consolidated or merged, each holder of a right shall have the right to receive, upon exercise of the right, shares of Common Stock of the Company, or acquiring company, having a value of twice the exercise price of the right. The rights expire on March 13, 2005, and may be redeemed in whole by the Company for $0.01 per right. The rights are excluded from earnings per share computations because they qualify as contingent shares and therefore are excluded as long as the conditions that require issuance of the shares are not imminent.

Note 8: Employee retirement plan

The Company has a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code. Substantially all domestic employees with at least thirty days of continuous service are eligible to participate and may contribute up to 15% of their compensation. The Board of Directors has elected to make matching contributions equal to 50% of employee contributions, which may be applied, to a maximum of 6% of each participant's compensation. Employees are eligible for the Company's matching contributions after one year of continuous service. Company contributions vest immediately. The Company's policy prohibits participants from direct investment in shares of common stock of the Company. Company contributions charged to expense were $1.8 million, $1.6 million and $1.3 million in 2002, 2001 and 2000, respectively.

Note 9: Financial instruments

Fair value of financial instruments

The estimated fair value amounts disclosed below have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop these estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions could have a significant effect on these estimates. For certain financial instruments of the Company, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, the carrying amount approximates fair value due to the short-term maturity of these instruments. The estimated fair values of the other assets (liabilities) of the Company's remaining financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term investments	$113,638	$113,638	$101,422	$101,422
Other assets/liabilities:				
Forward contracts	(2,685)	(2,685)	2,391	2,391
Purchased options	694	694	2,873	2,873

The fair values of short-term investments and foreign currency forward and purchased option contracts were estimated based upon quotes from brokers as of the applicable balance sheet date.

Note 10: Derivative instruments and hedging activities

The Company has operations in 40 countries. Approximately fifty percent of the Company's revenues are generated outside North America. The Company's activities expose it to a variety of market risks, including the effects of changes in foreign-currency exchange rates and interest rates. These financial risks are monitored and managed by the Company as an integral part of its overall risk management program.

The Company maintains a foreign-currency risk management strategy that uses derivative instruments (foreign currency forward and purchased options contracts) to protect its interests from fluctuations in earnings and cash flows caused by the volatility in currency exchange rates. Movements in foreign-currency exchange rates pose a risk to the Company's operations and competitive position, since exchange rate changes may affect the profitability, cash flow, and business and/or pricing strategies of non-U.S. based competitors.

Foreign currency fair value and cash flow hedges

The Company's foreign sales are denominated in the customers' local currency. The Company purchases foreign currency forward and purchased options contracts as hedges of forecasted sales that are denominated in foreign currencies and as hedges of foreign currency denominated receivables. These contracts are entered into to protect against the risk that the eventual dollar-net-cash inflows resulting from such sales or firm commitments will be adversely affected by changes in exchange rates.

The Company held forward contracts with notional amounts totaling $24.1 million and $31.9 million at December 31, 2002 and 2001, respectively, that were designated as foreign currency fair value hedges of the Company's foreign denominated receivables. The fair value of these contracts, which are for 90-day periods, is a liability of $1.3 million at December 31, 2002, and an asset of $289,000 at December 31, 2001. The Company recorded a net loss of $4.9 million and a net gain of $2.0 million for fair value hedges for the year ended December 31, 2002 and 2001, respectively, which was recorded in "Foreign Currency Gain(Loss)." The Company hedges up to 90% of its outstanding foreign denominated receivables.

The Company held forward contracts with a notional amount of $48.1 million and $17.1 million and option contracts with notional amounts totaling $86.4 million and $54.1 million at December 31, 2002 and 2001, respectively, that were designated as foreign currency cash flow hedges related to the Company's anticipated sales transactions. The fair value of these contracts, which are for terms up to thirty-six months, is a liability of $2.8 million at December 31, 2002, and an asset of $4.2 million at December 31, 2001 and a net unrealized deferred loss of $2.8 million and net unrealized deferred gain of $4.2 million at December 31, 2002 and 2001, respectively, recorded in "Accumulated Other Comprehensive Income." The Company hedges up to 100% of anticipated foreign currency denominated cash inflows for the following 1 to 36 months. The Company recorded a net gain of $3.6 million and $4.4 million for cash flow hedges for the year ended December 31, 2002 and 2001, respectively, which was included in "Net Revenue."

As of December 31, 2002, $1.0 million of deferred gains on cash flow hedges recorded in "Accumulated Other Comprehensive Income" are expected to be reclassified to earnings during the next twelve months. The actual foreign sales expected to occur over the next twelve months will necessitate the reclassifying to earnings of these derivative gains.

Hedge ineffectiveness of a foreign currency option contract designated as a cash flow hedge is measured by comparing the hedging instrument's cumulative change in fair value from inception to maturity to the forecasted transaction's terminal value. No amounts were excluded from the assessment of hedge effectiveness for the year ended December 31, 2002. For the year ended December 31, 2001, the Company recognized a net loss of $89,000 (reported in the "Net Foreign Exchange Gain (Loss)" line item in the Consolidated Statement of Income), which represented the net ineffectiveness of all cash-flow hedges.

Note 11: Segment information

In accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* the Company determines segments using the management approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. It also requires disclosures about products and services, geographic areas and major customers.

While the Company sells its products to many different industries, its management has chosen to organize the Company by geographic areas, and as a result has determined that it has one reportable segment. Substantially all of the interest income, interest expense, depreciation and amortization of intangibles is recorded in North America. Substantially all of the Company's goodwill and related amortization is recorded in Europe. Net sales, operating income and identifiable assets, classified by the major geographic areas in which the Company operates, are as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Net sales:			
North America:			
Unaffiliated customer sales	$195,770	$195,842	$215,960
Geographic transfers	58,330	58,041	55,524
	254,100	253,883	271,484
Europe:			
Unaffiliated customer sales	122,800	128,523	136,355
Geographic transfers	35,027	6,981	--
	157,827	135,504	136,355
Asia Pacific:			
Unaffiliated customer sales	72,220	60,910	57,834
Eliminations	(93,357)	(65,022)	(55,524)
	$390,790	$385,275	$410,149

	Years Ended December 31,		
	2002	2001	2000
Operating income:			
North America	$ 31,031	$ 40,624	$ 57,188
Europe	37,789	41,229	48,180
Asia Pacific	35,499	27,336	27,001
Unallocated:			
Research and development expenses	(63,964)	(60,745)	(55,954)
	$ 40,355	$ 48,444	$ 76,415

	December 31,	
	2002	2001
Identifiable assets:		
North America	$373,066	$349,209
Europe	63,600	65,201
Asia Pacific	22,048	10,209
	$458,714	$424,619

Total sales outside the United States for 2002, 2001 and 2000 were $212.7 million, $189.8 million and $217.3 million, respectively.

Note 12: Commitments, contingencies and leases

The Company has commitments under noncancelable operating leases primarily for office facilities and equipment. Future minimum lease payments as of December 31, 2002, for each of the next five years are as follows (in thousands):

2003	$1,652
2004	1,616
2005	988
2006	102
Thereafter	98
	$4,456

During the fourth quarter of 2002, the Company and Trilogy Software ("Trilogy") settled a dispute regarding Trilogy's buy-out of the lease of the Company's Millenium office building which resulted in a gain of approximately $6.0 million from lease termination. As a result of additional facility lease consolidation, the Company incurred lease termination costs of approximately $2.4 million in the fourth quarter of 2002. These amounts were included in general and administrative expenses.

Rent expense under operating leases was approximately $6.3 million, $5.4 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002, the Company has non-cancelable purchase commitments with various suppliers of customized inventory and inventory components totaling approximately $4.3 million over the next twelve months.

As of December 31, 2002, the Company has outstanding guarantees for payment of foreign operating leases, customs and foreign grants totaling approximately $3.8 million.

Note 13: Litigation

During 2001, the Company filed a complaint in U.S. District Court, Western District of Texas (Midland Division) for declaratory judgment arising from a controversy between the Company and General Patent Corporation, General Patent Corporation International, and Acticon Technologies, LLC ("Defendants") concerning the enforceability, validity, and infringement of certain patents in which Defendants claim an interest. Defendants claimed that the Company infringed these patents. The Company challenged the validity and enforceability of these patents and asserted that it does not infringe the claims of these patents. The Company sought a declaratory judgment of invalidity and non-infringement. Defendants sought damages in an unspecified amount, injunction of the sale of certain products of the Company and attorney's fees and costs. On April 16, 2002, the case was dismissed by stipulation of the parties.

The Company has filed two complaints in the U.S. District Court, Eastern District of Texas (Marshall Division) against The MathWorks, Inc. ("Defendant") for patent infringement. In the first complaint, filed January 25, 2001, the Company claims that the Defendant infringes certain of the Company's U.S. patents. The Defendant challenges the validity and enforceability of these patents and asserts that it does not infringe the claims of these patents. The trial for this case began January 13, 2003 and is currently pending. The Company expects a jury verdict by the end of January, 2003. In the second complaint, filed October 21, 2002, the Company claims that the Defendant infringes certain other of the Company's U.S. patents. In each case, the Company seeks monetary damages and injunction of the sale of certain products of the Defendant. The Company also seeks attorney's fees and costs in the second case. For both complaints, the Company expects to incur legal expenses of approximately $2 million during the first quarter of 2003. Due to the inherent uncertainties of litigation, there may be significant changes in the amount and timing of these expenses.

Note 14: Related party transactions

In the fourth quarter of 2002, the Company contributed approximately $3.6 milion to the National Instruments Foundation, a 501(c)(3) charitable foundation established in 2002 for the purpose of continued promotion of scientific and engineering research and education at higher education institutions worldwide. This contribution was recorded as general and administrative expense in 2002. Two of the four directors of the National Instruments Foundation are current officers of National Instruments.

During 2001, the Company acquired a 10% minority interest in another company for $2.5 million. Because of the Company's ownership percentage and its lack of control and inability to exert influence over this entity, this investment is accounted for under the cost method. Sales to this company during 2002 and 2001 were $141,000 and $96,000, respectively. Trade receivables from this company at December 31, 2002 and 2001 were approximately $28,000 and $7,000, respectively. The Company has no other minority investments in any other entities.

Note 15: Quarterly results (unaudited)

The following quarterly results have been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period. The unaudited quarterly financial data for each of the eight quarters in the two years ended December 31, 2002 are as follows (in thousands, except per share data):

	Three Months Ended			
	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002
Net sales	$ 94,739	$ 93,505	$ 96,020	$106,525
Gross profit	69,381	66,902	70,824	78,597
Operating income	10,255	8,760	8,606	12,735
Net income	7,367	7,388	6,685	9,965
Basic earnings per share	$ 0.14	$ 0.14	$ 0.13	$ 0.20
Weighted average shares outstanding-basic	51,205	51,449	51,195	51,013
Diluted earnings per share	$ 0.14	$ 0.14	$ 0.13	$ 0.19
Weighted average shares outstanding-diluted	53,953	53,974	52,906	52,875

	Three Months Ended			
	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001
Net sales	$108,080	$ 97,707	$ 85,062	$ 94,426
Gross profit	81,207	72,079	61,774	68,918
Operating income	19,890	12,085	6,509	9,960
Net income	13,947	9,430	5,685	7,340
Basic earnings per share	$ 0.28	$ 0.19	$ 0.11	$ 0.14
Weighted average shares outstanding-basic	50,701	50,887	50,956	51,095
Diluted earnings per share	$ 0.26	$ 0.18	$ 0.11	$ 0.14
Weighted average shares outstanding-diluted	53,873	53,450	53,288	53,524



SCHEDULE II

NATIONAL INSTRUMENTS CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Allowance for doubtful accounts:

Year	Description	Balance at Beginning of Period	Provision for Bad Debt Expense	Write-Offs Charged to Allowances	Balance at End of Period
2000	Allowance for doubtful accounts	$ 4,143	$ 1,962	$ 1,589	$ 4,516
2001	Allowance for doubtful accounts	4,516	1,579	1,175	4,920
2002	Allowance for doubtful accounts	4,920	(840)	329	3,751

Valuation allowances for excess and obsolete inventories:

Year	Description	Balance at Beginning of Period	Provision Charged to Cost of Sales	Write-Offs Charged to Allowances	Balance at End of Period
2000	Valuation allowances for excess and obsolete inventories	$ 2,354	$ 1,090	$ 978	$ 2,466
2001	Valuation allowances for excess and obsolete inventories	2,466	1,082	682	2,866
2002	Valuation allowances for excess and obsolete inventories	2,866	1,818	1,212	3,472

EXHIBIT 11

NATIONAL INSTRUMENTS CORPORATION AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share data)

	Years Ended December 31,		
	2002	2001	2000
Net income	$31,405	$36,402	$55,157
Basic earnings per share	$ 0.61	$ 0.72	$ 1.10
Weighted average shares outstanding-basic	51,219	50,910	50,332
Diluted earnings per share	$ 0.59	$ 0.68	$ 1.03
Weighted average shares outstanding-diluted	53,411	53,651	53,564
Calculation of weighted average shares:			
Weighted average common stock outstanding-basic	51,219	50,910	50,332
Weighted average common stock options, utilizing the treasury stock method	2,192	2,741	3,232
Weighted average shares outstanding-diluted	53,411	53,651	53,564

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Unless noted as a Texas corporation, all subsidiaries are formed under local law.

DASYTEC USA, Incorporated, a New Hampshire corporation
measX GmbH
measX GmbH & Co., Kg
National Instruments Australia Corporation, a Texas corporation
National Instruments Belgium N.V., Belgium
National Instruments Brazil, Brazil
National Instruments Canada Corporation, a Texas corporation
National Instruments China Corporation, a Texas corporation
National Instruments (Czech Republic) s.r.o., Czech Republic
National Instruments Corporation (UK) Limited, United Kingdom
National Instruments de Mexico, S.A. de C.V., Mexico
National Instruments de Mexico Servicios, S.A. de C.V., Mexico
National Instruments Engineering GmbH, Germany
National Instruments Engineering GmbH & Co. KG, Germany
National Instruments Europe Corporation, a Texas corporation
National Instruments Europe Software and Hardware Manufacturing Limited Liability Company Kft., Hungary
National Instruments Finland Oy, Finland
National Instruments France Corporation, a Texas corporation
National Instruments Germany GmbH, Germany
National Instruments Gesellschaft m.b.H., Salzburg, Austria
National Instruments Hellas Measurement and Automation Systems, E.P.E., Greece
National Instruments Hong Kong Limited, Hong Kong
National Instruments (Ireland) Limited, Ireland
National Instruments Instrumentacija, avtomatizacija in upravljanje procesov d.o.o., Slovenija
National Instruments International Holdings B.V., Netherlands
National Instruments Israel Ltd., Israel
National Instruments Italy s.r.l., Italy
National Instruments Japan Kabushiki Kaisha, Japan
National Instruments (Korea) Corporation, Korea
National Instruments Netherlands B.V., Netherlands
National Instruments New Zealand Limited, New Zealand
National Instruments Poland Sp.Zo.o, Poland
National Instruments Portugal Unipessoal Lda, Portugal
National Instruments Russia Corporation, a Texas corporation
National Instruments Scandinavia Corporation, a Texas corporation
National Instruments Services B.V., Netherlands
National Instruments Singapore (PTE) Ltd., Singapore
National Instruments Spain, S.L., Spain
National Instruments Sweden A.B., Sweden
National Instruments Switzerland Corporation, a Texas corporation
National Instruments Taiwan Corporation, a Texas corporation
National Instruments Thailand Ltd.
NI Hungary Software and Hardware Manufacturing Limited Liability Company
NI Solutions (Proprietary) Limited, South Africa
NI Systems (India) Private Limited, India
N.I. Export (Barbados) Ltd.
Shanghai NI Instruments LTD, China
Virtual Instruments SDN BHD, Malaysia

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91671) of National Instruments Corporation of our report dated January 27, 2003 relating to the financial statements and the financial statement schedule, which appears in this Form 10-K.

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Austin, Texas
January 27, 2003

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James Truchard, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of National Instruments Corporation on Form 10-K for the fiscal year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-K fairly presents in all material respects the financial condition and results of operations of National Instruments Corporation.

By: /s/ James Truchard
Name: James Truchard
Title: Chief Executive Officer

I, Alexander Davern, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of National Instruments Corporation on Form 10-K for the fiscal year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-K fairly presents in all material respects the financial condition and results of operations of National Instruments Corporation.

By: /s/ Alexander Davern
Name: Alexander Davern
Title: Chief Financial Officer

For more information, visit our
Web site at ni.com/nati

Listing

The company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol NATI.

Independent Accountants

PricewaterhouseCoopers LLP, Austin, Texas

Securities Counsel

Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Austin, Texas

Investor Relations Information

National Instruments
Investor Relations Department
11500 N Mopac Expwy
Austin, TX 78759-3504
Tel: (512) 683-5090
E-mail: nati@ni.com
Web: ni.com/nati

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Tel: (781) 575-3100
Web: www.equiserve.com

National Instruments

Board of Directors

Dr. James Truchard, Chairman
Jeffrey L. Kodosky
Dr. Donald M. Carlton[2,3]
Duy-Loan T. Le[1,3]
Dr. Ben G. Streetman[1,2,3]
R. Gary Daniels[2,3]
Charles J. Roesslein[1,2,3]

[1]Compensation Committee, [2]Audit Committee, [3]Nomination and Governance Committee

Officers and Management

Dr. James Truchard, President, CEO, Co-Founder
Jeffrey L. Kodosky, Fellow, Co-Founder
Alex Davern, Chief Financial Officer; Senior Vice President, Manufacturing and IT Operations; Treasurer
Tim Dehne, Senior Vice President, Research and Development
Pete Zogas, Senior Vice President, Sales and Marketing
Ray Almgren, Vice President, Product Marketing and Academic Relations
Mark Finger, Vice President, Human Resources
John Graff, Vice President, Marketing and Customer Operations
David Hugley, Vice President and General Counsel, Corporate Secretary
Mihir Ravel, Vice President, Technology and Corporate Development

This letter contains forward-looking statements as defined under securities laws and such statements are intended to be covered by safe harbors created under the Securities Act of 1993, the Secu Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, the predictions of future financial performance, return on strat investments, the boundaries of virtual instrumentation, the opening of new opportunities, and the release of new products. Actual results could differ materially from those predicted in the forward statements as a result of a number of risks and factors including further deterioration in the global economy, delays in the release of new products, fluctuations in customer demand for the compan products, and unexpected changes in expenses and labor costs. We direct you to the documents we file with the SEC, including our recently filed annual report on Form 10-K, for additional risks.

 350009C-01